Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

PREMIUM PARENT, LLC,

PREMIUM MERGER SUB, INC.

and

PREMIER, INC.

Dated as of September 21, 2025

TABLE OF CONTENTS

		Page
	ARTICLE I

	The Merger; Closing; Effective Time

1.1.	The Merger	2
1.2.	Closing	2
1.3.	Effective Time	2

	ARTICLE II

	Certificate of Incorporation and Bylaws
	of the Surviving Corporation

2.1.	Certificate of Incorporation of the Surviving Corporation	2
2.2.	Bylaws of the Surviving Corporation	3

	ARTICLE III

	Directors and Officers of the Surviving Corporation

3.1.	Directors of the Surviving Corporation	3
3.2.	Officers of the Surviving Corporation	3

	ARTICLE IV

	Effect of the Merger on Capital Stock;
	Exchange of Share Certificates

4.1.	Effect on Capital Stock	3
4.2.	Exchange of Share Certificates	4
4.3.	Treatment of Company Equity Awards; Company ESPP	8
4.4.	Adjustments to Prevent Dilution	10

	ARTICLE V

	Representations and Warranties

5.1.	Representations and Warranties of the Company	10
5.2.	Representations and Warranties of Parent and Merger Sub	28

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	ARTICLE VI

	Covenants

6.1.	Interim Operations	34
6.2.	Acquisition Proposals; Change of Recommendation	39
6.3.	Proxy Statement Filing; Information Supplied	43
6.4.	Company Stockholders Meeting	44
6.5.	Efforts; Cooperation; Antitrust Matters	45
6.6.	Information; Access and Reports	48
6.7.	Stock Exchange Delisting	49
6.8.	Publicity	50
6.9.	Employee Benefits	50
6.10.	Expenses	52
6.11.	Indemnification; Directors’ and Officers’ Insurance	52
6.12.	Stockholder Litigation	54
6.13.	Financing	54
6.14.	Financing Cooperation	56
6.15.	Other Actions by the Company	59
6.16.	Obligations of Parent	60
6.17.	FIRPTA	60
6.18.	Satisfaction of Existing Company Indebtedness	60

	ARTICLE VII

	Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	61
7.2.	Conditions to Obligations of Parent and Merger Sub	61
7.3.	Conditions to Obligation of the Company	62

	ARTICLE VIII

	Termination

8.1.	Termination	63
8.2.	Effect of Termination and Abandonment	64

	ARTICLE IX

	Miscellaneous and General

9.1.	Survival	68
9.2.	Modification or Amendment	69
9.3.	Waiver	69
9.4.	Counterparts	69
9.5.	Governing Law and Venue; Waiver of Jury Trial; Specific Performance	69

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9.6.	Notices	71
9.7.	Entire Agreement	72
9.8.	No Third-Party Beneficiaries	72
9.9.	Obligations of Parent and of the Company	73
9.10.	Definitions	73
9.11.	Severability	73
9.12.	Interpretation; Construction	73
9.13.	Successors and Assigns	74
9.14.	Certain Financing Provisions	75
9.15.	Non-Recourse	75
9.16.	Legal Representation	76

Annex A Defined Terms		A-1

Exhibit A Form of Certificate of Incorporation of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 21, 2025, is by and among Premium Parent, LLC, a Delaware limited liability company (“Parent”), Premium Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Premier, Inc., a Delaware corporation (the “Company,” with the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”). Parent, the Company, and Merger Sub are referred to herein as the “Parties” and each, a “Party.”

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to and in accordance with the provisions of the Delaware General Corporation Law, as may be amended from time to time (the “DGCL”);

WHEREAS, the board of managers of Parent has unanimously approved and declared advisable this Agreement and the transactions contemplated hereby;

WHEREAS, the board of directors of Merger Sub has unanimously determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, approved and declared advisable this Agreement and the Merger and any other transactions contemplated hereby and resolved to recommend adoption of this Agreement to the sole stockholder of Merger Sub;

WHEREAS, the board of directors of the Company (the “Company Board”) has by unanimous vote (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders and declared it advisable to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the stockholders of the Company vote to approve this Agreement, in each case on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered to the Company concurrently with the execution of this Agreement (i) a limited guaranty (the “Guaranty”) from Patient Square Equity Partners II, L.P., a Delaware limited partnership (the “Guarantor”) in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, the Guarantor is guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement; and (ii) the Commitment Letters; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the DGCL.

1.2. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 (or at the request of either Party, by means of a virtual Closing through electronic exchange of documents and signatures), on or about 8:00 a.m. (New York time) on the third (3rd) Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement; provided, that notwithstanding the foregoing, if the Closing has not occurred on or prior November 26, 2025, then, unless otherwise agreed by Parent in writing, in no event shall the Closing occur prior to January 27, 2026. The date on which the Closing actually occurs is referred to as the “Closing Date.”

1.3. Effective Time. At the Closing, the Company will cause a Certificate of Merger (the “Certificate of Merger”) to be executed and acknowledged and filed with the Secretary of State of the State of Delaware as provided in the relevant provisions of the DGCL. The Merger shall become effective at the time (the “Effective Time”) when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later time as may be agreed by the Parties in writing and specified in the Certificate of Merger.

ARTICLE II

Certificate of Incorporation and Bylaws

of the Surviving Corporation

2.1. Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time to be in the form set forth in Exhibit A to this Agreement, and as so amended shall be the certificate of incorporation of the Surviving Corporation (the “Charter”) until thereafter amended as provided therein or as provided by applicable Law and consistent with the obligations set forth in Section 6.11.

2.2. Bylaws of the Surviving Corporation. Subject to the requirements of Section 6.11, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended as provided therein, by the Charter or as provided by applicable Law and consistent with the obligations set forth in Section 6.11.

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1. Directors of the Surviving Corporation. The Parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Charter and the Bylaws.

3.2. Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Charter and the Bylaws.

ARTICLE IV

Effect of the Merger on Capital Stock;

Exchange of Share Certificates

4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holders of any capital stock of the Company or any other Person:

(a) Merger Consideration. Each share of Class A common stock, par value $0.01 per share, of the Company (the “Class A Common Stock”) (the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be converted into the right to receive $28.25 per Share in cash, without interest (the “Merger Consideration”). At the Effective Time, all of the Shares converted into the right to receive the Merger Consideration pursuant to this Section 4.1(a) shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate formerly representing any of the Shares (each, a “Share Certificate”) or otherwise if the Company then has Shares which are not certificated, the applicable number of uncertificated Shares represented by book-entry (the “Book-Entry Shares”) (in each case, other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration, without interest.

(b) Cancellation of Certain Shares. Any Shares that are owned by the Company or any of its Subsidiaries and not held on behalf of third parties, any Shares owned by Merger Sub and any Dissenting Shares, in each case, that are issued and outstanding immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of the holder of such Shares or any other Person, cease to be outstanding, be cancelled, extinguished and retired without payment of any consideration therefor and cease to exist, cease to have any rights with respect thereto (subject to any rights the holder thereof may have under Section 4.2(g)) and shall no longer be outstanding.

(c) Shares Held by Parent. Each Share issued and outstanding immediately prior to the Effective Time that is owned by Parent shall, by virtue of the Merger and without any action on the part of the holder of such Shares or any other Person, be converted into one (1) share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) Merger Sub. Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder of such share or any other Person, be converted into one (1) share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2. Exchange of Share Certificates.

(a) Appointment of Paying Agent. Prior to the Effective Time, Parent and Merger Sub shall appoint a nationally recognized bank or trust company reasonably acceptable to the Company to serve as the paying agent (the “Paying Agent”) and shall enter into an agreement in form and substance reasonably acceptable to the Company relating to the Paying Agent’s responsibilities with respect to this Agreement.

(b) Deposit of Merger Consideration. Prior to or at the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent cash in U.S. Dollars sufficient to pay the aggregate Merger Consideration (other than in respect of Excluded Shares) under Section 4.1(a) (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. Pending its disbursement in accordance with this Section 4.2, the Payment Fund shall be invested by the Paying Agent as reasonably directed by Parent. Any such investment, if made, shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government. Parent shall promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Shares to receive the Merger Consideration as provided herein. Payments to holders in respect of each Cash-Out Company RSU Award and Company PSU Award (collectively, the “Company Equity Awards”) shall be paid through the Company’s or the Surviving Corporation’s applicable payroll procedures following the Effective Time at such time as such awards are payable (but in any event no later than the first payroll date that is at least five (5) Business Days following the Effective Time).

(c) Procedures for Surrender.

(i) As promptly as practicable after the Effective Time (and in any event not later than the third (3rd) Business Day following the Closing Date), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than Excluded Shares) (A) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or transfer of the Book-Entry Shares not held, directly or indirectly, through The Depository Trust Company (“DTC”) to the Paying Agent, such materials to be in customary form and have such customary provisions as Parent and the Company mutually reasonably agree (the “Letter of Transmittal”), and (B) instructions for effecting the surrender of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or Book-Entry Shares to the Paying Agent in exchange for payment of the aggregate Merger Consideration to which such holders are entitled pursuant to the terms of this Agreement.

(ii) With respect to Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this Article IV.

(iii) Upon surrender to the Paying Agent of Shares that (A) are Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)), together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Paying Agent, (B) are Book-Entry Shares not held through DTC, by book receipt of an “agent’s message” in customary form by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Paying Agent may reasonably request), in each case of the foregoing clauses (A) and (B) of this Section 4.2(c)(iii), pursuant to such materials and instructions as contemplated by Section 4.2(c)(i), and (C) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed to by the Company, Parent, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries pursuant to Section 4.2(c)(ii), the holder of such Share Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to deliver to each such holder, as promptly as reasonably practicable after the Effective Time, a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) of cash that such holder has the right to receive pursuant to Section 4.1(a).

(iv) No interest will be paid or accrued on any amount payable upon surrender of any Shares.

(v) In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Share Certificates may be issued to such transferee if the Share Certificates formerly representing such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(vi) Notwithstanding anything to the contrary in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Share Certificate or an executed Letter of Transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article IV.

(d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Share Certificate or acceptable evidence of a Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled to receive as a result of the Merger pursuant to this Article IV.

(e) Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments of the Payment Fund) that remains unclaimed by, or otherwise undistributed to, the holders of Share Certificates or Book-Entry Shares by the one (1) year anniversary of the Effective Time shall be delivered to Parent or the Surviving Corporation, as determined by Parent. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) upon delivery of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by applicable Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Authority, such Merger Consideration shall become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen or Destroyed Share Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact (in a form and substance reasonably acceptable to Parent and the Paying Agent) by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Paying Agent, the posting by such Person of a bond reasonably sufficient to indemnify Parent and the Surviving Corporation against any claim that may be made against Parent or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Share Certificate a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) equal to the number of Shares (other than Excluded Shares) represented by such lost, stolen or destroyed Share Certificate multiplied by the Merger Consideration.

(g) Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, Dissenting Shares shall not be converted into the right to receive the Merger Consideration and holders of such Dissenting Shares shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, unless and until such Person fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws, waives or otherwise loses such Person’s rights to receive payment under Section 262 of the DGCL. If any such Person fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws, waives or loses such right, such Dissenting Shares shall thereupon be treated as if they had been converted at the Effective Time into the right to receive the Merger Consideration, without any interest thereon. The Company shall give Parent notice of any written demands for appraisal of Shares and written withdrawals of such demands promptly after receipt by the Company, as well as copies of any written instruments, notices or demands received by the Company pursuant to Section 262 of the DGCL and shall give Parent the reasonable opportunity to participate in all negotiations and proceedings with respect to such demands for appraisal pursuant to the DGCL in respect of such Dissenting Shares. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or compromise or settle or compromise any such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal, offer to settle or compromise or settle or compromise any such demands, waive any failure to timely deliver a written demand for appraisal under the DGCL or approve any withdrawal of any such demands (or otherwise agree to do any of the foregoing). For purposes of this Section 4.2(g), “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Shares (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such demands, and the Company shall consider in good faith the views of Parent in connection therewith, but will not be afforded any decision-making power or other authority over such demands except as set forth above.

(h) Withholding Rights. Each of Parent, the Company, Merger Sub, the Surviving Corporation and the Paying Agent, as applicable, shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable provision of federal, state, local or foreign Tax Law; provided that Parent shall (i) consult with the Company in good faith prior to withholding any amounts payable to any stockholder of the Company hereunder other than in connection with a Company Equity Award and (ii) use commercially reasonable efforts to reduce or eliminate any such withholding. To the extent that amounts are so deducted or withheld, such amounts will be timely paid over to the applicable Governmental Authority, and, to the extent that amounts are so deducted or withheld and remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

4.3. Treatment of Company Equity Awards; Company ESPP.

(a) Treatment of Company Options. At the Effective Time, each then outstanding option to purchase Shares (a “Company Option”) that is then outstanding and unexercised, whether or not vested, shall be cancelled with no consideration payable in respect thereof.

(b) Treatment of Company RSU Awards.

(i) Except as otherwise set forth on Section 4.3(b)(i) of the Company Disclosure Schedule, effective as of the Effective Time, each restricted stock unit award corresponding to Shares (a “Company RSU Award”) (other than any Specified Company RSU Award) that is outstanding as of immediately prior to the Effective Time and that is subject only to service-based vesting (together with any corresponding cash dividend equivalents) (the “Cash-Out Company RSU Award”) shall by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and converted into the right to receive from the Surviving Corporation an amount in cash (without interest) equal to the product obtained by multiplying (1) the aggregate number of Shares underlying such Cash-Out Company RSU Award immediately prior to the Effective Time, by (2) the Merger Consideration (together with any corresponding accrued cash dividend equivalents).

(ii) Effective as of the Effective Time, each Specified Company RSU Award that is outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be forfeited and cancelled for no consideration.

(c) Treatment of Company PSU Awards.

(i) At the Effective Time, each performance share award corresponding to Shares (a “Company PSU Award”) (other than any Specified Company PSU Award) that is outstanding as of immediately prior to the Effective Time and that is subject to service- and performance-based vesting shall by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and converted into the right to receive from the Surviving Corporation an amount in cash (without interest) equal to the product obtained by multiplying (i) the aggregate number of Shares underlying such Company PSU Award immediately prior to the Effective Time (as described below), by (ii) the Merger Consideration. For purposes of the immediately preceding sentence, the aggregate number of Shares underlying such Company PSU Award as of immediately prior to the Effective Time shall be equal to: (A) in the case of Company PSU Awards covering the fiscal year 2024 through 2026 performance period, 68.75% of the target number of Shares covered by such Company PSU Award for all individuals other than any individual who is, or was at any point during such performance period, a “named executive officer” of the Company as defined in Item 402 of Regulation S-K promulgated under the Securities Act (an “NEO”), and 0% of the target number of Shares covered by such Company PSU Award for any NEOs, and (B) in the case of Company PSU Awards covering the fiscal year 2025 through 2027 performance period, 105.17% of the target number of Shares covered by such Company PSU Award.

(ii) Each Specified Company PSU Award that is outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be forfeited and cancelled for no consideration.

(d) Payment Procedure. As soon as reasonably practicable after the Effective Time (but no later than the first full payroll date after the Effective Time), the Surviving Corporation or its Affiliate, as applicable, shall pay the Merger Consideration payable pursuant to Section 4.3(b)(i) and Section 4.3(c) net of any applicable withholding Taxes in accordance with Section 4.2(h), with respect to Cash-Out Company RSU Awards and Company PSU Awards through the Surviving Corporation’s or its Affiliate’s payroll to the holders of Cash-Out Company RSU Awards and Company PSU Awards; provided, however, that to the extent that any Cash-Out Company RSU Award or Company PSU Award constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(e) Company ESPP. As soon as practicable following the date hereof, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that: (i) with respect to any offering periods in effect as of the date hereof (the “Current ESPP Offering Periods”), no employee who is not a participant in a Current ESPP Offering Period as of the date hereof may become a participant in the Current ESPP Offering Period, and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such Current ESPP Offering Periods or make a separate non-payroll contributions to the Company ESPP; (ii) except for the Current ESPP Offering Period, no offering or purchase period under the Company ESPP will be authorized or commenced after the date hereof; (iii) subject to the consummation of the Merger, the Company ESPP shall terminate effective immediately prior to the Effective Time; (iv) if any Current ESPP Offering Period is still in effect at the Effective Time, then the last day of such Current ESPP Offering Period shall be accelerated to a date that is no later than three (3) Business Days prior to the Closing Date (the “Final Exercise Date”); and (v) each Company ESPP participant’s accumulated contributions under the Company ESPP shall be used to purchase Shares in accordance with the terms of the Company ESPP as of the Final Exercise Date. All Shares purchased on the Final Exercise Date shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement. At the Effective Time, any funds credited as of such date under the Company ESPP that are not used to purchase Shares on the Final Exercise Date within the associated accumulated payroll withholding account for each participant under the Company ESPP shall be refunded to the applicable participant in accordance with the terms of the Company ESPP.

(f) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take any other actions that are necessary to effectuate the treatment of the Company Equity Awards pursuant to Sections 4.3(a), 4.3(b) and 4.3(c). The Surviving Corporation shall pay through its payroll systems the amounts due pursuant to Sections 4.3(b) and 4.3(c).

4.4. Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the number of Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities, or a different class, by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization or other similar transaction, the Merger Consideration shall be equitably adjusted to provide the holders of Shares and Company Equity Awards the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 4.4 shall be construed to permit the Company or any Subsidiary of the Company to take any action otherwise prohibited by the terms of this Agreement.

ARTICLE V

Representations and Warranties

5.1. Representations and Warranties of the Company. Except as set forth in the Company Reports filed by the Company with the SEC since the Applicable Date and publicly available at least one (1) day prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor or “forward-looking statements” section or any similar section to the extent they are forward-looking in nature) or in the disclosure schedule delivered to Parent and Merger Sub by the Company immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to the extent that the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification.

(i) The Company is a legal entity duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be in good standing or to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept or a similar concept) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii) The Company has made available to Parent true and accurate copies of the certificate of incorporation and bylaws of the Company, as in effect as of the date hereof. The Company has made available to Parent prior to the date hereof true, correct and complete copies of the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each of the Company’s Subsidiaries, each as currently in effect as of the date hereof.

(iii) Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept or a similar concept) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity (with respect to jurisdictions that recognize such concept or a similar concept) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 500,000,000 shares of Class A Common Stock, (B) 600,000,000 shares of Class B Common Stock and (C) 50,000,000 Preferred Shares. As of the close of business on September 18, 2025 (the “Measurement Time”), (I) 82,684,061 shares of Class A Common Stock were issued, (II) no shares of Class B Common Stock were issued and outstanding; (III) no shares of Preferred Stock were issued and outstanding; and (IV) no shares of Class A Common Stock were held by the Company in its treasury. As of the close of business on the Measurement Time, (v) 171,372 Shares were subject to issuance pursuant to outstanding Company Options (assuming all Company Options are exercisable in full), (w) 2,144,429 Shares were subject to issuance pursuant to outstanding Company RSU Awards, (x) 3,490,517 Shares were subject to issuance pursuant to outstanding Company PSU Awards (assuming maximum achievement of any performance objectives), (y) 2,383,811 Shares were reserved for future issuance under the Company Stock Plans and (z) 2,604,830 Shares were reserved for future issuance under the Company ESPP. Except as set forth in this Section 5.1(b) and for the equity interests that may be granted or issued by the Company following the date of this Agreement in accordance with Section 6.1(b), the Company has no other equity interests authorized, issued and/or outstanding. Section 5.1(b)(i) of the Company Disclosure Schedule contains, as of the Measurement Time, a complete and accurate list of each outstanding Company Option, Company RSU Award and Company PSU Award, including, as applicable, the exercise price, the target and maximum number of Shares subject to such award as of the Measurement Time, and the vesting schedule. From the Measurement Time to the date hereof, the Company has not issued or granted any Shares, Company Options, Company RSU Awards, Company PSU Awards or any other equity securities of the Company.

(ii) All of the outstanding Shares are duly authorized and validly issued in accordance with the Company’s organizational documents, as applicable, and are, or will be when issued, fully paid and nonassessable and have not been, or will not be when issued, issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person. All of the issued and outstanding equity interests in each of the Company’s Subsidiaries are authorized and validly issued in accordance with the respective organizational documents of such Subsidiaries and are fully paid (to the extent required under such Subsidiaries’ organizational documents) and nonassessable and have not been issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person. As of the date of this Agreement, the Company owns, directly or indirectly, all of the outstanding equity interests in each of its Subsidiaries free and clear of all Liens other than (A) transfer restrictions imposed by federal and state securities Laws and (B) any transfer restrictions contained in the organizational documents of the Company and its Subsidiaries.

(iii) Except as set forth in the organizational documents of the Company and except as otherwise provided in Section 5.1(b)(i), there are no preemptive rights or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any equity interests or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity interests or other securities of the Company or any of its Subsidiaries, and no securities, agreements or obligations evidencing such rights are authorized, issued or outstanding.

(iv) Neither the Company nor any of its Subsidiaries has any outstanding debt securities, bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of equity interests in the Company on any matter.

(v) The Company is not a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement relating to any voting or equity interests in the Company.

(vi) Section 5.1(b)(vi) of the Company Disclosure Schedule sets forth as of the date of this Agreement (A) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, together with the jurisdiction of incorporation or formation of each such Subsidiary, as well as the ownership interest and number and type of capital stock or other securities owned by any other Person in each such Subsidiary, and (B) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person (including minority equity interests), together with the jurisdiction of incorporation or formation of each such Person (“Minority Investment Business”). None of the Company’s Subsidiaries own any Shares.

(c) Corporate Authority; Approval and Fairness.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the Merger and any other transactions contemplated hereby and thereby, subject only to the Company Stockholder Approval and compliance with any applicable Regulatory Laws. This Agreement has been, and the other Transaction Documents to which it is a party when executed will be, duly executed and delivered by the Company and, assuming this Agreement and the other Transaction Documents to which it is a party constitute a valid and binding agreement of Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The Company Board has by unanimous vote (A) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, that it is in the best interests of the Company and its stockholders and declared it advisable to enter into this Agreement, approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and any other transactions contemplated hereby upon the terms and subject to the conditions contained herein, (B) resolved to recommend that the stockholders of the Company vote to approve this Agreement, in each case on the terms and subject to the conditions set forth in this Agreement (the “Company Recommendation”) and (C) directed that this Agreement be submitted to the Company’s stockholders for their adoption. The Company Stockholder Approval is the only vote of the holders of any Shares or other securities of the Company necessary to approve this Agreement and to consummate the Merger.

(d) Governmental Filings; No Violations.

(i) The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, and the consummation by the Company of the transactions contemplated hereby and thereby require no authorization or other action by or in respect of, or filing with, any Governmental Authority other than (1) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (2) compliance with any applicable Regulatory Laws, as set forth in this Section 5.1(d), (3) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”) and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (4) compliance with any applicable rules of Nasdaq and (5) where failure to obtain such authorization or take any such action would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would, or would reasonably be expected to, prevent or materially impair or delay the ability of the Company to consummate the Merger or any transactions contemplated by this Agreement.

(ii) The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (A) assuming compliance with the matters referred to in Section 5.1(d)(i), conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (B) assuming compliance with the matters referred to in Section 5.1(d)(i), conflict with or result in a violation or breach of any applicable Law or (C) assuming compliance with the matters referred to in Section 5.1(d)(i), require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Company and any of its Subsidiaries are entitled, under any written agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (excluding any Benefit Plans) (each, a “Contract”) binding upon the Company or any of its Subsidiaries or any Company Permit necessary to conduct the business of the Company, except in the case of clauses (B) and (C) above, any such violation, breach, conflict, default, termination, acceleration, cancellation or loss that (1) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (2) would, or would reasonably be expected to, prevent or materially impair or delay the ability of the Company to consummate the Merger or any transactions contemplated by this Agreement.

(e) Company Reports; Financial Statements; Internal Controls.

(i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports, schedules and documents required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since July 1, 2023 (the “Applicable Date”) (the forms, statements, certifications, reports, schedules and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished (and, if amended, as of the date of such amendment), complied in all material respects or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (and, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not false or misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters with respect to Company Reports received by the Company from the SEC staff.

(ii) The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e), as applicable, under the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules of the SEC. The Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The Company has disclosed, based on its most recent evaluation of internal controls over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness or fraud so disclosed, if any, has been disclosed to Parent in Section 5.1(e)(ii) of the Company Disclosure Schedule. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to such terms in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(iii) The consolidated financial statements included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly present, or, in the case of consolidated financial statements included in or incorporated by reference into Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and their consolidated statements of operations, comprehensive income, Company stockholders’ equity and cash flows for the respective periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments), in each case in conformity with U.S. GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved, except as may be noted therein or in the notes thereto.

(f) Liabilities. There are no obligations or liabilities of the Company or any of its Subsidiaries (whether accrued, contingent or otherwise) that would be required by U.S. GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries other than (i) obligations or liabilities to the extent disclosed, reflected or reserved against in the consolidated balance sheet of the Company for the fiscal year ended June 30, 2025 (the “Balance Sheet Date”) (including any notes thereto); (ii) obligations or liabilities arising in connection with the transactions contemplated by this Agreement or the Transaction Documents or in connection with applicable Laws; (iii) obligations or liabilities incurred in the ordinary course of business since the Balance Sheet Date (none of which relates to or arises from violation of Law, tort, breach of contract, infringement, or misappropriation); (iv) executory obligations arising from any Contract entered into in the ordinary course of business (none of which results from or was caused by a breach of any such Contract); or (v) obligations or liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g) Absence of Certain Changes.

(i) Since the Balance Sheet Date, the Company and its Subsidiaries have, except in connection with the Company’s sale process, this Agreement and the transactions contemplated hereby, conducted their businesses in all material respects in the ordinary course of business.

(ii) Since the Balance Sheet Date, there has not been any change, effect, occurrence, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iii) Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any other binding arrangement to take, any action (or omitted to take any action) the taking or omission of which would require the consent of Parent pursuant to Section 6.1(b)(xvi) or Section 6.1(b)(xviii) if such action or omission occurred after the date of this Agreement.

(h) Litigation. As of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened (in writing) Actions before any Governmental Authority to which the Company or any of its Subsidiaries is a party, in each case that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, there has not been any Action by any Governmental Authority or, to the Knowledge of the Company, any qui tam relator against or involving the Company or any of its Subsidiaries, in each case that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, none of the Company or any Subsidiary is subject to any outstanding judgment, order, writ, injunction, decree or award of any Governmental Authority (an “Order”) or corporate integrity agreement or deferred prosecution agreement regarding non-compliance with any Law, except for those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(i) Employee Benefits.

(i) Section 5.1(i)(i) of the Company Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of all material Benefit Plans. For purposes of this Agreement, “Benefit Plans” means all benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries (the “Employees”), and current or former officers, directors and other individual service providers of the Company and its Subsidiaries, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and all other employment, consulting (to the extent related to a natural person), retirement, separation, termination, retention or change in control agreements, supplemental retirement, profit sharing, deferred compensation, severance, stock option, stock purchase, stock appreciation rights, stock-based incentive, bonus, commission, insurance, medical, welfare, fringe or other benefit or compensation plans, contracts, policies or arrangements providing for benefits or remuneration of any kind. With respect to each material Benefit Plan required to be listed on Section 5.1(i)(i) of the Company Disclosure Schedule, the Company has provided or made available to Parent, to the extent requested and applicable, true and complete copies of (A) the plan document (or, if such Benefit Plan is not in writing, a written description of the material terms thereof) and all material amendments thereto, (B) any related trust agreements, insurance contracts or other funding arrangements, (C) the most recent audited financial statements and actuarial or other valuation report prepared with respect thereto, if any, (D) the most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) with respect thereto, and (E) any material written communications to or from any Governmental Authority, or any material notices to or from any Governmental Authority, addressing any matter involving actual or potential material liability relating to a Benefit Plan, in each case, received during the last two (2) years.

(ii) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Benefit Plans, are, and have been operated, in compliance with, their terms, ERISA, the Code and other applicable Laws and no event has occurred and no condition exists with respect to such Benefit Plans, that has subjected, or would reasonably be expected to subject, the Company and its Subsidiaries to any material Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or any other applicable Law. Each Benefit Plan subject to ERISA that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such favorable determination or opinion letter within the applicable remedial amendment period under Section 401(b) of the Code, and there are no circumstances reasonably expected to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(iii) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Authority by, on behalf of or against any Benefit Plan, other than routine claims for benefits.

(iv) No Benefit Plan is and neither the Company nor any of its Subsidiaries has participated in or contributed to, or been obligated to contribute to, or has any liability with respect to (A) any Multiemployer Plan, (B) any “defined benefit plan” as defined in Section 3(35) of ERISA or any plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (C) any “multiple employer plan” within the meaning of 210 of ERISA or Section 413(c) of the Code, or (D) any employee benefit plan, program or arrangement that provides for post-retirement medical, life insurance or other welfare-type benefits (other than health continuation coverage required by COBRA). No Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(v) Neither the execution of this Agreement, stockholder or other approval of this Agreement nor the consummation of the Merger or any other transactions contemplated hereby would, whether alone or in combination with another event, except as required by Law, (A) entitle any current or former Employee, director, or other individual service provider of the Company or any of its Subsidiaries to severance pay or any other compensation or benefits payable or to be provided by the Company or any of its Subsidiaries, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other obligation, (C) limit or restrict the right of the Company to merge, amend or terminate any Benefit Plan, or (D) result in any payments that would not be deductible under Section 280G of the Code.

(vi) Each Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(vii) Neither the Company nor any of its Subsidiaries has any obligation to provide any Person a Tax “gross-up” or similar “make-whole” payments for any Taxes or related interest or penalties, including those imposed under Sections 409A or 4999 of the Code.

(j) Compliance with Laws; Company Permits.

(i) Compliance with Laws. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) since June 30, 2022, the businesses of each of the Company and its Subsidiaries have been, and are being, conducted in compliance with applicable Laws including all applicable Health Care Laws, (B) since June 30, 2022, the Company has not received any written notice or written communication from any Governmental Authority that it is under investigation by any Governmental Authority for actual or potential non-compliance with any Law including any applicable Health Care Law, or written notice from any Person alleging actual or potential material non-compliance with any Law including any applicable Health Care Law, (C) the Company, its Subsidiaries and, to the Knowledge of the Company, any Person acting on its behalf, is and has been in compliance with all Health Care Laws applicable to it, its products and its properties or other assets or its business or operation, (D) as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any Contract with any physician, health care facility, hospital, nursing facility, home health agency or other person, other than Contracts which are in compliance with all applicable Health Care Laws, and (E) neither the Company nor any of its Subsidiaries is currently debarred, suspended, or excluded from participation in any governmental health care program or any such action is pending or threatened. No product developed, manufactured, or distributed by the Company or its Subsidiaries, including any software, is regulated by the U.S. Food and Drug Administration as a drug or medical device.

(ii) Permits. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries hold all licenses, permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders (including all product certifications) issued or granted by any Governmental Authority (the “Company Permits”) necessary for the Company and its Subsidiaries to use, own, and operate their businesses as currently conducted. All such Company Permits are, in all material respects, valid and in full force and effect. The Company has made available to Parent and Merger Sub all material Company Permits in effect as of the date hereof.

(k) Material Contracts.

(i) Except for Contracts (including all amendments and modifications thereto) filed as exhibits to the Company Reports at least one (1) day prior to the date of this Agreement, any Benefit Plan or as set forth in Section 5.1(k)(i) of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract (a Contract described by clauses (A) through (J) of this Section 5.1(k)(i), including Contracts and all amendments and modifications thereto filed or required to be filed as exhibits to the Company Reports, being hereinafter referred to as a “Material Contract”):

(A) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(B) that contains (1) any noncompete or exclusivity provisions to which the Company or any of its Subsidiaries is subject that would, after the Effective Time, materially restrict the ability of Parent or any of its Subsidiaries (other than the Company or any of its Subsidiaries) to compete in any line of business or geographic area or (2) a put, call, right of first refusal, right of first offer or similar right or obligation or any other obligation pursuant to which the Company or any of its Subsidiaries could be required to, directly or indirectly, purchase or sell, as applicable, any securities, capital stock or other interests, assets or businesses;

(C) that provides for a material partnership, joint venture, collaboration or similar material arrangement (in each case, other than with respect to Subsidiaries of the Company);

(D) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement providing for or guaranteeing Indebtedness of any Person in excess of $5,000,000 except for (x) any Contract solely among or between the Company and any of its Subsidiaries and (y) any surety or performance bond, letter of credit or similar Contract entered into in the ordinary course of business;

(E) that includes a minimum purchase, “earnout” or other contingent, deferred or fixed payment obligation of the Company and its Subsidiaries that is material to the Company or any of its Subsidiaries, taken as a whole;

(F) that is a Real Property Lease requiring an annual payment in excess of $500,000;

(G) that is a material Contract with any of (1) the ten (10) largest customers for the performance services business segment of the Company and its Subsidiaries, based on the aggregate revenue generated by the Company and its Subsidiaries, taken as a whole, during the fiscal year ended June 30, 2025 (“Material PS Customers”), (2) the ten (10) largest group purchasing organization members of the Company and its Subsidiaries, based on the gross administrative fees attributable to such members during the twelve months ended March 31, 2025 (“Material GPO Customers”) or (3) the ten (10) largest vendors in respect of goods and services used for the operation of the Company and its Subsidiaries, taken as a whole, based on the amounts paid to such vendors by the Company during the fiscal year ended June 30, 2025 (“Material Vendors”);

(H) that relates to any settlement of any Action pursuant to which the Company is required to pay an amount in excess of $1,000,000 after the date hereof;

(I) that relates to the acquisition or disposition of any corporation, partnership or other business organization or the assets thereof (whether by merger, sale of stock, sale of assets or otherwise) in each case with a fair market value or purchase price in excess of $5,000,000 entered into since December 31, 2022; or

(J) that licenses or otherwise provides a right to use any Intellectual Property material to the business of the Company to or from the Company (other than non-exclusive licenses of commercially available or “off-the-shelf” software, non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, or agreements in which the non-exclusive licenses to Intellectual Property granted in such agreements are merely incidental to the transactions contemplated in such agreements).

(ii) The Company has made available to Parent prior to the date of this Agreement accurate and complete copies of all written Material Contracts required to be identified in Section 5.1(k)(i) of the Company Disclosure Schedule, including all amendments thereto, as in effect as of the date of this Agreement.

(iii) As of the date of this Agreement, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Material Contract is a valid and binding agreement of the Company or any of its Subsidiaries party thereto, enforceable against the Company or any of its Subsidiaries and, to the Knowledge of the Company, each other party thereto in accordance with its terms, and is in full force and effect, subject in each case to the Bankruptcy and Equity Exception (and subject to the termination or expiration of any such Material Contract after the date of this Agreement in accordance with its terms). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries, and, to the Knowledge of the Company, as of the date of this Agreement, no other party thereto, is (or with or without notice or lapse of time would be) in default or breach in any material respect under the terms of any such Material Contract and no event has occurred (with respect to defaults or breaches by any other party thereto, to the Knowledge of the Company, as of the date of this Agreement) that (with or without notice or lapse of time) will, or would reasonably be expected to, (A) constitute such a violation or breach, (B) give any Person the right to cancel, terminate or modify in a manner adverse to the Company any Material Contract or (C) accelerate any payment owed by the Company and its Subsidiaries to a third party.

(l) Real Property.

(i) Leased Real Property. Section 5.1(l)(i) of the Company Disclosure Schedule sets forth the address of each Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or is set forth in Section 5.1(l)(i) of the Company Disclosure Schedule, (1) the Company or its applicable Subsidiary has a valid leasehold interest in all Leased Real Property, free and clear of all Liens, except Permitted Liens; (2) there exists no default or event of default under any of the Real Property Leases (or any event that with notice or lapse of time or both would become a default) on the part of the Company or any of its Subsidiaries (as applicable) or, to the Knowledge of the Company, as of the date of this Agreement, any other party; and (3) the Company or its applicable Subsidiary has not subleased, licensed, or otherwise granted any Person the right to use or occupy any Leased Real Property or any portion thereof.

(ii) Owned Real Property. Neither the Company nor any of its Subsidiaries owns any real property.

(m) Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub made in Section 5.2(f), no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s articles of incorporation or bylaws is applicable to this Agreement, the Merger or any other transactions contemplated by this Agreement. There is no shareholder rights plan or “poison pill” antitakeover plan in effect to which the Company or any of its Subsidiaries is subject, party to or otherwise bound.

(n) Privacy; Security and HIPAA Compliance; IT Systems.

(i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, with respect to the processing of any Personal Information or PHI in the custody, possession, or control of the Company and its Subsidiaries, the Company and its Subsidiaries are, and have been since June 30, 2022, in compliance with all Privacy and Security Requirements. The Company and its Subsidiaries have implemented commercially reasonable physical and logical security measures regarding the confidentiality, integrity and availability of IT Systems and the Personal Information or PHI thereon.

(ii) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since June 30, 2023, (A) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has experienced a Security Incident that has compromised the confidentiality, integrity, or availability of the IT Systems or Personal Information or PHI or other data thereon and (B) neither the Company nor any of its Subsidiaries has received any notice of any claims, actions, investigations, inquiries or alleged violations of the Privacy and Security Requirements, Security Incidents, or any unauthorized intrusions or breaches of the IT Systems and the Personal Information or PHI thereon, nor has the Company or any of its Subsidiaries notified, nor been required by any Privacy and Security Requirements to notify, any person or entity of any violations of Privacy and Security Requirements, Security Incidents, or any unauthorized intrusions or breaches of the IT Systems and the Personal Information or PHI thereon.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect, since June 30, 2023, (a) the Company and its Subsidiaries have been in compliance with HIPAA or any other applicable Laws relating to the privacy, security and transmission of individually identifiable health information and (b) to the Knowledge of the Company, no Breach (as defined in 45 C.F.R. § 164.402) has occurred with respect to any unsecured PHI maintained by or for the Company or any of its Subsidiaries. The Company and its Subsidiaries have established and maintain plans, policies, procedures and training programs reasonably designed to ensure material compliance with HIPAA, relating to patient privacy or the security, use or disclosure of individually identifiable health information and PHI.

(iv) Since June 30, 2023, none of the Company or its Subsidiaries have received any written notice from any Governmental Authority, regarding their or any of their agents’, employees’ or contractors’ uses or disclosures of, or security practices regarding, PHI in violation of HIPAA or any other applicable Laws relating to the privacy, security and transmission of individually identifiable health information.

(v) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (A) the IT Systems are adequate and sufficient for, and operate as required in connection with, the operation of the business of the Company and its Subsidiaries; (B) to the Knowledge of the Company, since June 30, 2023, there have been no unauthorized intrusions or breaches of the IT Systems (including the security thereof), or failures of the IT Systems that have not since been remediated; and (C) the Company and its Subsidiaries have in place commercially reasonable backup and disaster recovery plans and procedures.

(o) Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) the Company and each of its Subsidiaries (A) have timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns are correct and complete; and (B) have timely paid all Taxes that are required to be paid, except, in the case of clauses (A) and (B), with respect to matters contested in good faith or for which adequate reserves have been established in accordance with U.S. GAAP;

(ii) there are no Liens for Taxes upon any property of the Company or any of its Subsidiaries, except for Permitted Liens;

(iii) as of the date of this Agreement, there are not any pending or, to the Knowledge of the Company, threatened in writing, any audits, examinations, investigations, or other proceedings in respect of Taxes of the Company or any of its Subsidiaries;

(iv) the Company has not been either a “distributing corporation” or a “controlled corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to qualify for tax-free treatment under Section 355(a) of the Code;

(v) neither the Company nor any of its Subsidiaries has “participated” in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);

(vi) the Company and each of its Subsidiaries have deducted, withheld or paid over to the appropriate Governmental Authority all Taxes required by applicable Law to be deducted, withheld or paid over, by the Company or any of its Subsidiaries in respect of any amounts payable to or by any shareholder, employee, independent contractor, lender, customer or other third party;

(vii) there are no waivers or extensions of any statute of limitations in respect of Taxes or extensions of time with respect to any Tax assessment or deficiency, in each case, in effect for the Company or any of its Subsidiaries (other than in connection with automatic or automatically granted waivers or extensions and extensions with respect to pending audits, actions or proceedings);

(viii) neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, Tax indemnification or Tax sharing agreement with any Person other than the Company or any of its Subsidiaries (other than any such agreements a principal purpose of which does not relate to Taxes);

(ix) neither the Company nor any its Subsidiaries (A) has any liability for Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of the state, local or non-U.S. Tax Law),(B) is a member of any Affiliated Group filing consolidated income or franchise Tax Returns (except in each case of clauses (A) and (B), for a group of which the Company or any of its Subsidiaries is or was the common parent of such Affiliated Group) or (C) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) as a transferee or successor;

(x) no deficiency for Taxes has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries (and, to the Knowledge of the Company, no such deficiency has been threatened or proposed in writing), except for deficiencies which have been withdrawn, fully settled or satisfied by payment, or otherwise resolved;

(xi) within the last three (3) years, no claim has been made in writing by a Governmental Authority in a jurisdiction where neither the Company nor any of its Subsidiaries file a Tax Return of a particular type that the Company or its Subsidiaries is or may be subject to Tax of such type by that jurisdiction, which has not been satisfied, withdrawn or otherwise resolved;

(xii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is or has been subject to taxation in any country other than the country of its formation by virtue of having a permanent establishment (within the meaning of an applicable Tax treaty or convention between the United States and such non-U.S. country) or other place of business in such country; and

(xiii) within the last five (5) years, no private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Governmental Authority with respect to the Company or any of its Subsidiaries.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 5.1(o) and in Section 5.1(i) (to the extent specifically relating to Taxes) are the sole and exclusive representations and warranties in this Agreement with respect to Tax matters.

(p) Labor Matters.

(i) Section 5.1(p)(i) of the Company Disclosure Schedule sets forth a list of each collective bargaining agreement or other Contract between the Company or any of its Subsidiaries and any labor union, works council, labor organization or similar representative or potential representative of employees (each, a “Labor Agreement”) and, as of the date of this Agreement, none are currently being negotiated. To the Knowledge of the Company, there are no, and since June 30, 2022 there have been no, labor union or works council organizing activities with respect to employees of the Company or any of its Subsidiaries. There are no, and since June 30, 2022 there have been no, strikes, slowdowns, work stoppages or lockouts, unfair labor practice charges, material labor grievances, material labor arbitrations, slowdowns, picketing, hand billing or other material labor disputes pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries.

(ii) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, and employment practices, including all Laws respecting equal employment opportunity, terms and conditions of employment, workers’ compensation, occupational safety and health, wages and hours (including the classification and treatment of independent contractors and exempt and non-exempt employees), shifts organization, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment discrimination, harassment, retaliation, restrictive covenants, pay transparency, disability rights or benefits, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (the “WARN Act”)), labor relations, employee leave issues, employee trainings and notices, affirmative action, unemployment insurance, automated employment decision tools and other artificial intelligence, and overtime.

(iii) (A) The Company and each of its Subsidiaries have investigated all sexual or other harassment allegations made in the past three years against current or former officers, directors, or supervisory employees of the Company or any of its Subsidiaries that have been reported to the Company’s Human Resources department or through the Company’s WorkSmart Integrity Helpline, (B) with respect to each such allegation with potential merit, the Company or its applicable Subsidiary has taken prompt corrective action reasonably calculated to prevent further improper action and (C) no such allegation is reasonably expected to result in material liability to the Company or any of its Subsidiaries.

(q) Intellectual Property.

(i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) all Company Intellectual Property is exclusively owned by the Company or a Subsidiary thereof, free and clear of all Liens other than Permitted Liens, (B) all Company Intellectual Property is subsisting and, to the Knowledge of the Company, not invalid or unenforceable, and (C) the Company or its Subsidiaries has a valid and enforceable right to all Intellectual Property used in or necessary for the conduct of the business as is presently conducted. Since June 30, 2023, (D) no third Person has brought an Action against the Company or any of its Subsidiaries challenging the ownership, use, registration, validity or enforceability of any material Company Intellectual Property and (E) no material Company Intellectual Property is subject to any outstanding Order restricting the use thereof by the Company or any of its Subsidiaries.

(ii) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of the Company, (A) the Company and its Subsidiaries are not infringing, misappropriating, or otherwise violating the Intellectual Property of any third Person or party to any Action alleging the same, (B) the Company and its Subsidiaries have not since June 30, 2023 infringed, misappropriated or otherwise violated the Intellectual Property of any third Person, nor received from any third Person any written notice alleging the same and (C) since June 30, 2023, to the Knowledge of the Company, no third Person has infringed misappropriated, or otherwise violated and no third Person is infringing, violating, or otherwise violating any Company Intellectual Property. Since June 30, 2023, neither the Company nor any of its Subsidiaries have sent any third Person written notice alleging the infringement, misappropriation or other violation of any material Intellectual Property owned by the Company or any of its Subsidiaries.

(iii) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) the Company and its Subsidiaries have taken commercially reasonable steps to protect and maintain the confidentiality of all trade secrets and material confidential information of the Company and its Subsidiaries, (B) to the Knowledge of the Company, there has been no unauthorized disclosure thereof to any third Person, and (C) all Persons who have contributed to the creation of Intellectual Property for or on behalf of the Company or any of its Subsidiaries have executed a written agreement providing for the assignment by such Person to the Company or its Subsidiaries of all right, title, and interest in and to such Intellectual Property (other than as has vested in the Company or its Subsidiaries by operation of Law).

(iv) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) the Company and its Subsidiaries are in material compliance with the terms and conditions of all licenses for Open Source Software incorporated in Software included in the Company Intellectual Property, and (B) no Open Source Software is compiled together with, or is otherwise incorporated into, any Software in the Company Intellectual Property and distributed in a manner that would, pursuant to an Open Source Software license, require any portion of such Software to be disclosed or distributed in source code form at no charge.

(r) Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date of this Agreement, each of the insurance policies with third-party insurers relating to the business, assets and operations of the Company and its Subsidiaries is in full force and effect and all premiums due with respect to such material insurance policies have been paid. Since June 30, 2023, neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, other communication regarding any: (a) cancellation or invalidation of or material increase in any premiums associated with any material insurance policy or (b) refusal of any coverage or rejection of any material claim under any material insurance policy, except for such cancellation, invalidation, material increase, refusal or rejection that would not have, individually or in the aggregate, a Material Adverse Effect.

(s) Fairness Opinions.

(i) The Company Board has received the opinion of BofA Securities to the effect that, as of the date of such opinion and subject to the various qualifications, assumptions, limitations, and other matters set forth therein, the Merger Consideration to be received by holders of Shares (other than Excluded Shares) is fair, from a financial point of view, to such holders.

(ii) The Company Board has received the oral opinion, to be confirmed in writing by delivery of a written opinion, of Goldman Sachs & Co. LLC, the Company’s financial advisor, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth in such opinion, the Merger Consideration to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to this Agreement, is fair, from a financial point of view, to such holders of Shares. The Company shall, following the execution of this Agreement, provide a true, correct, complete and confidential copy of such opinion to Parent for informational purposes only on a non-reliance basis.

(iii) The Company shall, promptly following the execution and delivery of this Agreement by all Parties, deliver a copy of each opinion to Parent solely for information purposes, it being understood and agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub.

(t) Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in a Proxy Statement (as defined herein) and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Stockholders Meeting (as defined herein) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading (except that no representation or warranty is made by the Company to such portions thereof that relate to Parent and its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent for inclusion or incorporation by reference therein).

(u) Brokers and Finders. Except for BofA Securities and Goldman Sachs & Co. LLC, no broker, finder or investment banker is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger.

(v) Environmental Matters. Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries are, and since June 30, 2023 have been, in compliance with all Environmental Laws; (ii) the Company and its Subsidiaries have not received since June 30, 2023 through the date of this Agreement any written notice, report or other information indicating that the Company or any of its Subsidiaries may be in violation of or liable under, any Environmental Laws; and (iii) neither the Company nor its Subsidiaries (or any other Person to the extent liability has been assumed or retained by the Company or its Subsidiaries) has released, disposed or arranged for disposal of, or transported, or owned any property or facility contaminated by, any Hazardous Substance, in each case so as to give rise to liability of the Company or its Subsidiaries.

(w) Related Party Transactions. Since June 30, 2024, there have not been any Contracts or transactions or series of related Contracts or transactions, nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company Reports filed as of the date of this Agreement.

(x) Material Customers; Material Vendors.

(i) Except as set forth on Section 5.1(x)(i) of the Company Disclosure Schedules or as would not, individually or in the aggregate, have a Material Adverse Effect, during the past twelve (12) months prior to the date hereof, (A) the Company has not been, and is not currently, engaged in any Action with any Material PS Customer or Material GPO Customer, and (B) the Company has not received any notice from any Material PS Customer or Material GPO Customer expressly stating any intention to terminate its relationship with the Company or alleging breach of such any such Material PS Customer or Material GPO Customer’s, as applicable, underlying agreement with the Company or its Subsidiary.

(ii) Except as set forth on Section 5.1(x)(ii) of the Company Disclosure Schedules or as would not, individually or in the aggregate, have a Material Adverse Effect, during the past twelve (12) months prior to the date hereof, (A) the Company has not been, and is not currently, engaged in any Action with any Material Vendor. Except as would not, individually or in the aggregate, be material to the Company, taken as a whole, and (B) the Company has not received any written notice from any Material Vendor expressly stating any intention to terminate its relationship with the Company or alleging breach of such Material Vendor’s underlying agreement with the Company or its Subsidiary.

(y) Regulatory Matters.

(i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (x) since June 30, 2022, none of the Company, or any of its Subsidiaries or any of their respective current or former officers, directors, employees, or to the Knowledge of the Company, any contractors or agents has been suspended, debarred, or excluded, or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment under 21 U.S.C. Section 335(a) or any similar Law, (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law, (iii) prohibition from participating in any procurement program of or otherwise contracting with any Governmental Authority, or (iv) assessment of penalties under any Health Care Law, (y) none of the Company, its Subsidiaries, or any of their respective directors, officers, employees, or, to the Knowledge of the Company, contractors or agents is a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order, or other similar written agreement, in each case, entered into with or imposed by any Governmental Authority and (z) to the Knowledge of the Company, none of the Company or any of its Subsidiaries is a defendant or a named party in any unsealed qui tam/False Claims Act litigation.

(ii) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (x) all contracts of the Company and its Subsidiaries with group purchasing organization members and suppliers comply and since June 30, 2022 have complied with the federal Antikickback Statute safe harbors for group purchasing organizations (42 C.F.R. § 1001.0952(j)) and discounts (42 C.F.R. § 1001.0952(h)) and (y) since January 1, 2023, to the Knowledge of the Company, none of the Company or any of its Subsidiaries has received any written notice from any third-party payor or customer of any allegation of a billing or coding violation, overpayment, false claim or fraud relating to the services of the Company or any of its Subsidiaries.

(z) No Other Representations or Warranties. The Company acknowledges that none of Parent, Merger Sub nor any other Person has made or makes any representation or warranty, express or implied, in connection with the transactions contemplated hereby, including as to the accuracy or completeness of any information regarding Parent or Merger Sub furnished or made available to the Company and its Representatives, except for the representations and warranties expressly set forth in Section 5.2 or any other Transaction Document, including any certificate delivered by Parent or Merger Sub in connection therewith, and, subject to and without limiting any rights under this Agreement with respect to the representations and warranties expressly made by Parent and Merger Sub in Section 5.2 or any other Transaction Document, neither Parent nor any other person shall be subject to any liability to the Company or any other person resulting from Parent’s or Merger Sub’s making available to the Company or the Company’s use of such information, including any information, documents or material made available to the Company in the due diligence materials provided to the Company, including in any “data room,” other management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement and the other Transaction Documents. Without limiting the foregoing, neither Parent nor Merger Sub makes any representation or warranty to the Company with respect to any financial projection or forecast relating to Parent or any of its Subsidiaries, including Merger Sub. None of the Company or any of its respective Affiliates has relied on any representation or warranty from Parent or any of its Subsidiaries, including Merger Sub, or any other person in determining to enter into this Agreement or the other Transaction Documents, except for the representations and warranties expressly set forth in Section 5.2 or any other Transaction Document, including any certificate delivered by Parent or Merger Sub in connection therewith.

5.2. Representations and Warranties of Parent and Merger Sub. Except as set forth in the disclosure schedule delivered to the Company by Parent immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to the extent that the relevance of such item is reasonably apparent), Parent and Merger Sub each hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. (i) Parent is a limited liability company duly formed and in good standing under the Laws of the State of Delaware, (ii) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, (iii) each of Parent and Merger Sub has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and (iv) each of Parent and Merger Sub is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business require such qualification, in the case of each of clauses (iii) and (iv), except as does not and would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or materially impair the ability of Parent or Merger Sub, as applicable, to perform its obligations under this Agreement or consummate the Merger or any other transactions contemplated by this Agreement.

(b) Corporate Authority. No vote of holders of equity securities of Parent is necessary to approve this Agreement, the other Transaction Documents to which it is a party or the Merger or any other transactions contemplated hereby and thereby. Each of Parent and Merger Sub has all requisite power and authority and has taken all action necessary to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the Merger and any other transactions contemplated hereby and thereby, subject only to the adoption of this Agreement by the sole stockholder of Merger Sub, which such approval shall occur before or immediately following the execution of this Agreement. This Agreement has been, and the other Transaction Documents to which it is a party when executed will be, duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement and the other Transaction Documents to which it is a party constitute a valid and binding agreement of the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Governmental Filings; No Violations.

(i) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the other Transaction Documents to which it is a party, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby require no authorization or other action by or in respect of, or filing with, any Governmental Authority other than (A) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (B) compliance with any applicable Regulatory Laws, (C) compliance with any applicable requirements of the Exchange Act, the Securities Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (D) compliance with any applicable stock exchange rules, and (E) where the failure to take such actions or obtain such authorization would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub, as applicable, to perform its obligations under this Agreement or consummate the Merger or any other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the other Transaction Documents to which it is a party, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby do not and will not (A) assuming compliance with the matters referred to in Section 5.2(c)(i), conflict with or result in any violation or breach of any provision of the organizational documents of Parent, Merger Sub or any of their respective Subsidiaries, (B) assuming compliance with the matters referred to in Section 5.2(c)(i), conflict with or result in a violation or breach of any Privacy and Security Requirement or applicable Law or (C) assuming compliance with the matters referred to in Section 5.2(c)(i), require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, acceleration of any right or obligation or the loss of any benefit to which Parent, Merger Sub or any of their respective Subsidiaries are entitled, under any Contract binding upon Parent, Merger Sub or any of their respective Subsidiaries, or to which any of their respective properties, rights or other assets are subject, or any licenses, permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders (including all product certifications) issued or granted by any Governmental Authority necessary to conduct the business of Parent, Merger Sub or any of their Subsidiaries as currently conducted, except in the case of clauses (B) and (C) above, any such violation, breach or conflict that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Parent or Merger Sub, as applicable, to perform its obligations under this Agreement or consummate the Merger or any other transactions contemplated by this Agreement.

(d) Litigation. As of the date of this Agreement, there are no pending or, to the Knowledge of Parent, threatened Actions against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Parent or Merger Sub, as applicable, to perform its obligations under this Agreement or consummate the Merger or any other transactions contemplated by this Agreement.

(e) Guaranty. Concurrently with the execution of this Agreement, Parent has delivered to the Company a true, complete and correct copy of the executed Guaranty. The Guaranty is valid, binding and enforceable in accordance with its terms, and is in full force and effect, and the Guarantor is not in default or breach under the terms and conditions of the Guaranty and no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of the Guarantor under the terms and conditions of the Guaranty.

(f) Financing.

(i) As of the date of this Agreement, Parent is a party to and has accepted a fully executed commitment letter, dated the date of this Agreement (together with all exhibits and schedules thereto and as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Debt Commitment Letter”) from the Debt Financing Sources, pursuant to which such Debt Financing Sources have agreed, subject only to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is referred to in this Agreement as the “Debt Financing”.

(ii) As of the date of this Agreement, Parent is a party to and has accepted a fully executed commitment letter, dated as of the date hereto (together with all exhibits and schedules thereto, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), from Patient Square Equity Partners II, L.P., a Delaware limited partnership (the “Equity Investor”) pursuant to which, on the terms and subject to the conditions set forth therein, the Equity Investor has agreed to invest in Parent the amounts set forth therein. The Equity Commitment Letter provides that the Company is an express third-party beneficiary of, and is entitled to enforce, the Equity Commitment Letter. The equity financing committed pursuant to the Equity Commitment Letter is referred to in this Agreement as the “Equity Financing”. The Equity Financing and the Debt Financing are collectively referred to as the “Financing”.

(iii) As of the date of this Agreement, Parent has delivered to the Company true, complete and correct copies of the (a) executed Commitment Letters and (b) fee letters, dated the date of this Agreement, which are referred to in the Debt Commitment Letter (the “Fee Letters”), subject, in the case of such Fee Letters, to redaction solely of fees, interest rates, pricing caps and other economic provisions that are customarily redacted in connection with transactions of this type (none of which such redacted provisions would reasonably be expected to adversely affect the conditionality, enforceability, availability, termination or the aggregate amount of the Financing at Closing).

(iv) Except as expressly set forth in the Commitment Letters and/or the non-redacted portions of the Fee Letters, as applicable, as of the date of this Agreement, none of Parent or its Affiliates has entered into any agreement, side letter, contracts or other arrangement relating to the Financing that would (a) impose new or additional conditions or otherwise adversely amend, modify or expand any conditions precedent to the Financing or (b) reduce the aggregate amount of the Financing. As of the date of this Agreement, and assuming satisfaction of the conditions set forth in Section 7.1 and Section 7.2, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all conditions to the Financing to be satisfied by Parent on the Closing Date under any of the Commitment Letters or that the Financing will not be available to Parent on the Closing Date, nor does Parent have Knowledge, as of the date hereof, that any Debt Financing Source or Equity Investor will not perform its obligations under the applicable Commitment Letter. The non-redacted portion of the Fee Letters and the Commitment Letters contain all conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms set forth therein.

(v) The Financing, when funded in accordance with the Commitment Letters is an amount sufficient to provide Parent and Merger Sub with cash proceeds on the Closing Date to make the Merger Consideration payment required pursuant to Section 4.1(a), pay any fees, expenses and other amounts required to be paid or reimbursed at the Closing by Parent or Merger Sub pursuant to this Agreement and to consummate the repayment or refinancing of any outstanding indebtedness of the Company and/or its Subsidiaries in connection with the transactions described in this Agreement (such amounts, collectively, the “Financing Amounts”).

(vi) As of the date of this Agreement, the Commitment Letters constitute the legal, valid, binding and enforceable obligations of Parent and to the Knowledge of Parent, all the other parties thereto and are in full force and effect, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement and assuming satisfaction of the conditions set forth in Section 7.1 and Section 7.2, no event has occurred which (with or without notice, lapse of time or both) constitutes, or could constitute, a default, breach or failure to satisfy a condition to funding by Parent under the terms of the Commitment Letters. As of the date of this Agreement, Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters to be paid on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date as and when due. As of the date of this Agreement, the Commitment Letters have not been amended or modified in any respect or withdrawn or rescinded, and the commitments contained in the Commitment Letters have not been reduced or rescinded in any respect.

(vii) In no event shall the receipt or availability of any funds or financing (including the Financing) by or to Parent or any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

(g) Ownership of Merger Sub; No Prior Activities. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.0001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub, and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, business activities, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and any other transactions contemplated by this Agreement.

(h) Solvency. Parent is not entering into this Agreement or the Transaction Documents with the actual intent to hinder, delay or defraud either present or future creditors of itself or any of its Affiliates. Assuming that the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.1 and Section 7.2 have been satisfied or waived, immediately after giving effect to the consummation of the transactions contemplated by this Agreement and the Transaction Documents (including any financings being entered into in connection therewith), Parent and each of its Subsidiaries will be Solvent.

(i) Brokers and Finders. Except for any Person whose fees and expenses will be paid by Parent, neither Parent nor Merger Sub has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees for which the Company would be responsible in connection with the Merger or any other transactions contemplated by this Agreement.

(j) Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in a Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading (except that no representation or warranty is made by Parent or Merger Sub with respect to such portions thereof that relate expressly to the Company or any of its Subsidiaries or to statements made therein based on information supplied by or on behalf of Company for inclusion or incorporation by reference therein).

(k) Ownership of Shares. As of the date of this Agreement, Parent and its Affiliates collectively own no Shares. Parent and its Affiliates own no other security, instrument or obligation that is or may become convertible into or exchangeable for any Shares.

(l) No Other Investments. Parent and its Affiliates do not hold five percent (5%) or more of the voting securities or non-corporate interests (as “hold,” “voting securities,” and “non-corporate interests” are defined under 16 C.F.R. 801) of any entity that (i) competes with the Company, (ii) sells products, or provides services, that are either an input of, or used in products or services competitive with, the Company’s products and services, (iii) procures products or services from the Company, or (iv) has entered (or is in negotiations to enter) into any agreement or otherwise to acquire or make any investment in any corporation, partnership, limited liability company or other business organization or any division or assets thereof, that competes with, sells goods or services to, or procures goods or services from, the Company.

(m) No Shareholder and Management Arrangements. As of the date hereof, except for this Agreement, or as expressly authorized by the Company Board, neither Parent or Merger Sub, nor any of their respective officers, directors or affiliates, is a party to any Contract, or has made or entered into any formal or informal arrangement or other understanding (including as to continuing employment), with any shareholder, director or officer of the Company relating to this Agreement, the Merger or any of the other transactions contemplated in this Agreement, or the Surviving Corporation or any of its Affiliates, businesses or operations from and after the Effective Time.

(n) No Other Representations or Warranties.

(i) Parent acknowledges that it and its officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, the “Representatives”) have received access to such books and records, facilities, equipment, contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.

(ii) Parent acknowledges that none of the Company, its Subsidiaries or any person has made or makes any representation or warranty, express or implied, in connection with the transactions contemplated hereby, including as to the accuracy or completeness of any information regarding the Company and its Subsidiaries furnished or made available to Parent and its Representatives, except for the representations and warranties expressly set forth in Section 5.1 or any other Transaction Document, including any certificate delivered by the Company in connection therewith, and, subject to and without limiting any rights under this Agreement with respect to the representations and warranties expressly made by the Company and its Subsidiaries in Section 5.1 or any other Transaction Document, none of the Company, its Subsidiaries or any other person shall be subject to any liability to Parent or any other person resulting from the Company’s, its Subsidiaries’ or its Representatives’ making available to

Parent or Parent’s use of such information, including any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in any “data room,” other management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement and the other Transaction Documents. Without limiting the foregoing, none of the Company, its Subsidiaries or any other person makes any representation or warranty to Parent or Merger Sub with respect to any financial projection or forecast relating to the Company or any of its Subsidiaries. None of Parent, Merger Sub or any of their respective Affiliates (including the Equity Investor) has relied on any representation or warranty from the Company or any of its Subsidiaries or any other person in determining to enter into this Agreement or the other Transaction Documents, except for the representations and warranties expressly set forth in Section 5.1 or any other Transaction Document.

ARTICLE VI

Covenants

6.1. Interim Operations.

(a) Except (i) as required or expressly contemplated by this Agreement, (ii) as required by applicable Law, (iii) as approved in writing by Parent (such approval not to be unreasonably withheld, delayed or conditioned), (iv) as set forth on Section 6.1(a) of the Company Disclosure Schedule, or (v) to the extent necessary to comply with the express obligations set forth in any Material Contract in effect on the date of this Agreement, from the date of this Agreement until the earlier to occur of the valid termination of this Agreement pursuant to Article VIII and the Effective Time (collectively, the “Interim Period”), the Company will, and will cause its Subsidiaries to, use its and their commercially reasonable efforts to conduct their businesses in the ordinary course of business and, to the extent consistent therewith, the Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to preserve their business organizations intact and to maintain existing significant business relationships; provided that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such provision of Section 6.1(b).

(b) Except as required or expressly contemplated by this Agreement, (v) as required by applicable Law, (w) as approved in writing by Parent (such approval not to be unreasonably withheld, delayed or conditioned), (x) as set forth on Section 6.1(b) of the Company Disclosure Schedule, or (y) to the extent necessary to comply with the express obligations set forth in any Material Contract in effect on the date of this Agreement, during the Interim Period, the Company will not, and will cause its Subsidiaries not to:

(i) (x) amend or adopt any material change in the certificate of incorporation or bylaws of the Company or (y) amend or adopt any material change in the comparable organizational document of any of the Company’s Subsidiaries that, in the case of this clause (y), would be adverse in any material respect to Parent, the Company or such Subsidiary or prevent or materially delay or impair the consummation of the Merger;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transaction between or among any of its wholly owned Subsidiaries that would not impose, individually or in the aggregate, any changes or restrictions on its assets, operations or business or on the assets, operations and business of the Company and its Subsidiaries that would be adverse to Parent or any of its Subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreement or arrangement imposing material changes or restrictions on the assets, operations or business of the Company or any of its Subsidiaries, except for any such transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or that does not incur, increase or accelerate any material liability to any Person;

(iii) issue, grant, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, restricted shares, restricted share units, performance share units, stock appreciation rights, phantom stock or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, in each case, other than (A) any such transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) any issuance of Shares pursuant to the exercise or settlement of Company Equity Awards (excluding Specified Company RSU Awards or Specified Company PSU Awards) outstanding as of the date of this Agreement in accordance with their terms in effect on the date hereof and that were made available to Parent, and (C) incurrence of any Permitted Liens;

(iv) make any loans, advances or capital contributions to any Person (other than (A) to the Company or any of its wholly owned Subsidiaries and (B) operating leases and extensions of credit terms to customers in each case in the ordinary course of business consistent with past practice);

(v) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock, except for dividends or other distributions paid by any wholly owned Subsidiary of the Company to the Company or to any other wholly owned Subsidiary of the Company;

(vi) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (except for (A) any such transaction by a wholly owned Subsidiary of the Company and (B) acquisitions of Shares in satisfaction of withholding obligations in respect of Company Equity Awards, or payment of the exercise price in respect of Company Options, in each case, outstanding as of the date of this Agreement pursuant to its terms);

(vii) create, incur, assume or guarantee any Indebtedness for borrowed money, letters of credit or guarantees of the same or any other Indebtedness, except for (A) borrowings under the Company Credit Agreement, (B) letters of credit, guarantees or credit support provided by the Company or any of its Subsidiaries of the obligations of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice,

(C) indebtedness incurred pursuant to agreements in effect prior to the execution of this Agreement (or replacements, renewals, extensions or refinancings thereof) and made available to Parent as of the date hereof, (D) any Indebtedness among the Company and its Subsidiaries or among the Company’s Subsidiaries and (E) any additional Indebtedness for borrowed money in an amount not to exceed $500,000 in the aggregate at any time incurred by the Company or any of its Subsidiaries other than in accordance with the foregoing clauses (A) through (D); provided, that Indebtedness (or guarantees thereof) incurred during the Interim Period shall be subject to Section 6.18 of this Agreement solely to the extent covered thereby and required to be discharged at Closing;

(viii) incur or commit to any capital expenditure or expenditures in excess of $2,500,000 individually or $10,000,000 in the aggregate;

(ix) other than in the ordinary course of business, in connection with any matter to the extent such matter is permitted by any other clause of this Section 6.1(b), (A) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement, (B) amend in any material respect or terminate any Material Contract in a manner adverse to the Company (other than expirations of any such Material Contract in accordance with its terms) or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries under any Material Contract or (C) enter into any Contract that obligates the Company or any of its Subsidiaries to pay more than $5,000,000 per year in the aggregate to any third party;

(x) make any changes with respect to financial accounting policies or procedures (other than immaterial changes in the ordinary course of business), except as required by Law or by U.S. GAAP or statutory or regulatory accounting rules or interpretations with respect thereto or by any Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization);

(xi) settle or offer to settle any Action for an amount in excess of $2,500,000 individually or $5,000,000 in the aggregate, other than any Tax claim, notice, audit, investigation, assessment or other proceeding with respect to Taxes (which shall be governed by clause (xv));

(xii) sell, lease, exclusively license, assign, convey, encumber (other than Permitted Liens) or otherwise dispose of any material assets or property except (A) pursuant to existing contracts or commitments (or refinancings thereof), (B) as may be required by a Governmental Authority to permit or facilitate the consummation of the Merger or any of the other transactions contemplated in this Agreement, (C) transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries, or (D) except for Intellectual Property, in the ordinary course of business or involving an amount less than $7,500,000 in the aggregate;

(xiii) except for such actions as required by Benefit Plans as in effect on the date of this Agreement: (A) increase or accelerate or commit to increase or accelerate the funding, payment or vesting of the compensation or benefits provided to any current or former Employee, director, or individual service provider of the Company or its Subsidiaries; (B) grant, pay or commit to pay, announce or enter into any cash or equity or equity-based incentive award, bonus, retention, transaction, change in control, severance or similar agreement with any current or former Employee, director or other individual service provider of the Company or its Subsidiaries; (C), establish, adopt, enter into, terminate, extend, or materially amend any Labor Agreement or material Benefit Plan (other than any action taken with respect to any Benefit Plan that is a group health or welfare plan during the annual renewal or open enrollment period in the ordinary course of business), or recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of the Company or its Subsidiaries; or (D) hire, promote, engage, or terminate (other than for “cause”) any employee or individual service provider, in each case, whose annualized base compensation exceeds $225,000;

(xiv) (A) implement or announce any reductions in force, plant closings or other similar actions that would reasonably be expected to trigger notice obligations under the WARN Act; or (B) waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor of the Company or its Subsidiaries;

(xv) other than in the ordinary course of business or as is consistent with past practice, (A) make or change any material Tax election, (B) change an annual Tax accounting period, (C) change any material Tax accounting method, (D) settle any material Tax claim, audit or proceeding for an amount in excess of $1,000,000 individually or $2,500,000 in the aggregate, (E) file any material amendment with respect to any material Tax Return (other than amendments that would not reasonably be expected to result in a material increase to the Tax liability of the Company and its Subsidiaries), (F) enter into any closing agreement as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) relating to any material Tax liability of the Company and its Subsidiaries, (G) surrender any right to claim a material Tax refund, or (H) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment (other than any (I) automatic or automatically granted extension of the due date of a Tax Return or (II) requested extension with respect to pending audits, actions or proceedings);

(xvi) acquire any capital stock in, or any business line or all or a material portion of the assets constituting any business, corporation, partnership, association, joint venture, or other entity or other business organization in any transaction that involves consideration valued in excess of $500,000, individually or $1,000,000 in the aggregate, including by merger, consolidation, purchase of stock or assets or otherwise, except for (A) transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries or (B) acquisitions of assets or inventory in the ordinary course of business;

(xvii) accelerate or increase the amount payable or owed to any existing vendor, supplier, member or other third-party service provider or payee of the Company during any 12-month period in excess of $5,000,000 above the amount paid to such vendor, supplier, member or other third-party service provider or payee of the Company during the 12-month period immediately preceding the date hereof;

(xviii) make any material change or modification to the Company’s credit, collection or payment policies, procedures or practices, including making any material changes with regard to the acceleration of the collection of accounts receivable or other amounts receivable outside the ordinary course of business, in each case except as required by U.S. GAAP or applicable Law or statutory or regulatory accounting rules or interpretations with respect thereto or by any Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization);

(xix) other than in the ordinary course of business, voluntarily terminate, voluntarily cancel or make any material changes to the structure, limits or terms and conditions of any insurance policies of the Company or its Subsidiaries; or

(xx) agree, authorize, enter into any agreement or commit to take any of the foregoing.

(c) Subject to the terms of this Agreement, including Section 6.5 and Section 6.13, after the date of this Agreement and prior to the Effective Time, none of Parent or Merger Sub shall take or permit any of their respective Subsidiaries to take or agree to take any action that would reasonably be expected to prevent, materially impair or materially delay the consummation of the Merger or the satisfaction of any of the closing conditions thereto.

(d) Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company and its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(e) From the date of this Agreement until the Effective Time, none of Parent or Merger Sub or any of their respective Affiliates shall (i) knowingly take any action that would prevent, materially delay or materially impede the consummation of the Equity Financing or the Debt Financing; (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing a material portion of the assets of or equity in, any Person (a “Specified Acquisition”) or enter into any new line of business, if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition or the entering into of such new line of business, as applicable, would reasonably be expected to (A) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of Parent or Merger Sub to procure, any authorizations, consents, Orders, declarations or approvals of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated by this Agreement, including the Merger, or (B) materially increase the risk of any Governmental Authority entering an Order, ruling, judgment or injunction prohibiting the consummation of the transactions contemplated by this Agreement, including the Merger; or (iii) take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Parent or Merger Sub to otherwise perform their respective covenants and agreements under this Agreement or to consummate the transactions contemplated by this Agreement, including the Merger.

6.2. Acquisition Proposals; Change of Recommendation.

(a) No Solicitation or Negotiation. Subject to the terms of this Section 6.2, the Company agrees that, from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause its Subsidiaries and its and their respective officers and directors to, and will instruct and use reasonable best efforts to cause each of its and their respective other Representatives to (i) cease and cause to be terminated any discussions or negotiations with any Person or Group that would be prohibited by this Section 6.2(a), (ii) cease providing any further information with respect to the Company or any Acquisition Proposal to any such Person or Group or its or their Representatives, (iii) promptly (and, in any event, within twenty-four (24) hours) terminate all access granted to any such Person or Group and its or their Representatives to any physical or electronic data room (or any other diligence access) and (iv) to the extent not previously requested, promptly (and in any event, within forty-eight (48) hours), request that all Persons or Groups and their respective Representatives promptly return to the Company or destroy any non-public information concerning the Company and its Subsidiaries that was previously furnished or made available to such Person or any of its Representatives by or on behalf of the Company in the context of a possible Acquisition Proposal. The Company agrees that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries nor any of their respective directors, officers or employees shall, and that it shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ investment bankers, attorneys, accountants and other advisors or Representatives not to, directly or indirectly:

(i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any nonpublic information or data to any Person or Group relating to, any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this Section 6.2 prohibit such discussions);

(iii) approve, endorse or recommend any Acquisition Proposal;

(iv) enter into any Contract or understanding relating to an Acquisition Proposal or that would reasonably be expected to require the Company to abandon, terminate or fail to consummate the Merger; or

(v) resolve or agree to do any of the foregoing.

(b) Notwithstanding anything in this Section 6.2 to the contrary, but subject to the provisions of Section 6.2(f), prior to the receipt of the Company Stockholder Approval, in response to a written Acquisition Proposal received after the date of this Agreement that did not result from a breach of this Section 6.2 (other than any such breach that is immaterial and unintentional), the Company may, or may authorize its Representatives to, (A) provide information in response to a request therefor by a Person or Group who has made a bona fide written Acquisition Proposal if the Company receives from such Person or Group so requesting such information an Acceptable Confidentiality Agreement; provided that such Acceptable Confidentiality Agreement need not prohibit the making, or amendment, of an Acquisition Proposal; and provided, further, that the Company shall promptly make available (and, if applicable, provide copies of) any such information to Parent to the extent not previously made available; and (B) engage or participate in any discussions or negotiations with any Person or Group who has made such a bona fide written Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (A) or (B) above, the Company Board (or a committee thereof) determines in good faith based on the information then available and after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal. Anything in this Agreement to the contrary notwithstanding, the Company, directly or indirectly through one or more of its Representatives, may, prior to the receipt of the Company Stockholder Approval, seek clarification from (but not engage in negotiations with or provide non-public information to) any Person or Group that has made an Acquisition Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Company Board (or a committee thereof) to make an informed determination under this Section 6.2.

(c) No Change in Recommendation or Alternative Acquisition Agreement. Except as permitted by Section 6.2, neither the Company Board nor any committee thereof shall:

(i) withhold, withdraw, qualify or modify (in a manner adverse to Parent) (or publicly propose or resolve to withhold, withdraw, qualify or modify (in a manner adverse to Parent)) the Company Recommendation;

(ii) authorize, adopt, approve or recommend, or publicly propose to authorize, adopt, approve, recommend or declare advisable, any Acquisition Proposal;

(iii) fail to include the Company Recommendation in the Proxy Statement;

(iv) with respect to an Acquisition Proposal initiated through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act fail, within ten (10) Business Days of such offer, to recommend against acceptance of such offer after a request by Parent to do so (provided, that the Company shall not be required to reaffirm more than once per Acquisition Proposal (unless the terms of such Acquisition Proposal (including the price) change in any material respect and such change is publicly announced or disclosed)); or

(v) except as expressly permitted by, and after compliance with, this Section 6.2, approve or recommend, or declare advisable or propose to enter into, or cause or permit the Company to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar binding agreement with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 6.2(b) relating to any Acquisition Proposal) (an “Alternative Acquisition Agreement,” and any of the actions set forth in the foregoing clauses (i) through (iv), a “Change of Recommendation”).

(d) Superior Proposal Termination; Changes of Recommendation.

(i) Anything in this Agreement to the contrary notwithstanding, prior to the receipt of the Company Stockholder Approval, in response to a bona fide written Acquisition Proposal, that did not arise from a breach of the obligations set forth in this Section 6.2 (other than any such breach that is immaterial and unintentional), the Company Board (or a committee thereof) may effect a Change of Recommendation or cause the Company to terminate this Agreement pursuant to Section 8.1(h), if prior to taking either such action (A) the Company Board (or a committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is a Superior Proposal, (B) the Company shall have given four (4) Business Days’ prior written notice to Parent that the Company has received such proposal, specifying the material terms and conditions of such proposal (including the identity of the Person or Group making such proposal and copies of any written proposals or documents delivered to the Company or its Representatives or delivered by the Company or its Representatives), and that the Company intends to take such action, (C) after giving such notice and prior to effecting such Change of Recommendation, the Company shall (and cause its officers and employees and direct its financial advisors and outside legal counsel to) be reasonably available to participate in good faith negotiations with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms and conditions of this Agreement and the Equity Commitment Letter such that the Acquisition Proposal would cease to constitute a Superior Proposal, and (D) at the end of the four (4) Business Day period, prior to taking action to effect a Change of Recommendation or terminate this Agreement pursuant to Section 8.1(h) the Company Board (or a committee thereof) determines (taking into account any adjustment to the terms and conditions of this Agreement, the Commitment Letters and/or the Guaranty committed to by Parent in writing in response to such Acquisition Proposal, if any, and any other information offered by Parent in response to such notice) in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal remains a Superior Proposal; provided that in the event of any change to the financial terms of, or any other material amendment or material modification to, any Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.2(d)(i) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.2(d)(i) shall be reduced to two (2) Business Days; and

(ii) Anything in this Agreement to the contrary notwithstanding, prior to the receipt of the Company Stockholder Approval, in response to an Intervening Event (as defined herein) that occurs or arises after the date of this Agreement, the Company Board (or a committee thereof) may effect a Change of Recommendation if, prior to taking such action, (A) the Company Board (or a committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable Law, (B) the Company shall have given four (4) Business Days’ prior written notice to Parent that the Company has determined that an Intervening Event has occurred or arisen (which notice will describe such Intervening Event in reasonable detail) and that the Company intends to effect a Change of Recommendation (it being understood that the delivery of such notice and any amendment or update thereto and the determination to so deliver such notice, amendment or update will not, by itself, constitute a Change of Recommendation),

(C) after giving such notice and prior to effecting such Change of Recommendation, the Company negotiates (and causes its directors, officers, employees, financial advisors and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms and conditions of this Agreement, the Commitment Letters and/or the Guaranty as would permit the Company Board (or a committee thereof) not to effect a Change of Recommendation in response thereto; and (D) at the end of the four (4) Business Day period, prior to taking action to effect a Change of Recommendation, the Company Board (or a committee thereof) takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to such notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to effect a Change of Recommendation in response to such Intervening Event would be reasonably likely to be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable Law; provided that in the event of any material changes regarding any Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.2(d) with respect to such new written notice, except that the advance written notice obligation set forth in Section 6.2(d)(i) shall be reduced to three (3) Business Days. “Intervening Event” means any event, change, effect, development, state of facts, condition or occurrence (including any acceleration or deceleration of existing changes or developments) that was not known or reasonably foreseeable by the Company Board as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible Acquisition Proposal, (ii) any change, in and of itself, in the market price or trading volume of the Shares (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition) or (iii) the fact that the Company exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition), constitute or be deemed to contribute to an Intervening Event.

(e) Certain Permitted Disclosure. Anything in this Agreement to the contrary notwithstanding, the Company, directly or indirectly through one or more of its Representatives, may, to the extent applicable, disclose to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or make any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or any similar statement in response to any publicly disclosed Acquisition Proposal; provided, however, that nothing in this Section 6.2(e) shall be construed to permit the Company to effect any Change of Recommendation other than in accordance with Section 6.2(d);

(f) Notice. The Company agrees that it will promptly (and, in any event, within forty-eight (48) hours) notify Parent in writing if any proposals, indications of interest or offers with respect to an Acquisition Proposal are received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the material terms and conditions of any proposal, indication of interest or offer (including the identity of the Person or Group making such proposal, indication of interest or offer and, if applicable, copies of any written request, indication of interest, proposal, or offer, including proposed agreements and any other documents or written communications, but excluding, for the avoidance of doubt, drafts of agreements that do not constitute or form a part of the Acquisition Proposal or request) and thereafter the Company shall keep Parent informed, on a prompt basis (and, in any event, within forty-eight (48) hours), of (i) the status and terms of any such proposal, inquiry, indication of interest or offer (including any amendments thereto), (ii) the status of any such discussions or negotiations related thereto and (iii) copies of any written documents delivered to the Company or its Representatives or delivered by the Company or its Representatives in connection with such Acquisition Proposal, but excluding, for the avoidance of doubt, drafts of agreements that do not constitute or form a part of the Acquisition Proposal.

(g) Breach. The Company agrees that any breach of this Section 6.2 by any director or officer of the Company will be deemed to be a breach of this Section 6.2 by the Company.

6.3. Proxy Statement Filing; Information Supplied.

(a) The Company shall prepare and file with the SEC, as promptly as reasonably practicable after the date of this Agreement, and in no event later than twenty-five (25) Business Days after the date of this Agreement, a proxy statement in preliminary form relating to the Company Stockholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”).

(b) The Company shall promptly notify Parent, and Parent shall promptly notify the Company, as applicable, of the receipt of all comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to the other Party copies of all correspondence between such Party and/or any of its Representatives and the SEC with respect to the Proxy Statement. Parent shall provide the Company, its outside legal counsel and its other Representatives a reasonable opportunity to participate in any discussions or meetings with the SEC. The Company and Parent shall use their respective reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC, and the Company shall cause the definitive Proxy Statement to be filed with the SEC and mailed to the stockholders of the Company as promptly as possible after the earlier of (i) the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement or (ii) ten (10) calendar days after the initial filing of the Proxy Statement with the SEC if the SEC staff has not informed the Company that it will or will not be reviewing the Proxy Statement (such date, the “Proxy Date”).

(c) The Company agrees, as to itself and its Subsidiaries, that the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. The Company, Parent and Merger Sub shall ensure that none of the information supplied by it for inclusion in the Proxy Statement will, at the date of mailing to stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent, its Affiliates or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement. If at any time prior to the Company Stockholders Meeting, any information relating to the Company or Parent, or any of their respective Affiliates or its or their respective Representatives, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall as promptly as practicable following such discovery notify the other Party or Parties (as the case may be) and after such notification, as and to the extent required by applicable Law, (i) the Company shall promptly prepare (with the assistance of Parent as provided for in this Section 6.3) an amendment or supplement to the Proxy Statement and (ii) the Company shall cause the Proxy Statement as so amended or supplemented to be filed with the SEC and to be disseminated to its stockholders.

(d) The Company shall provide Parent with a reasonable opportunity to review drafts of the Proxy Statement and any other documents related to the Company Stockholders Meeting and will consider in good faith any comments provided by Parent in connection with such review. Except as required by applicable Law or by the SEC, no amendment or supplement to the Proxy Statement will be made by the Company without first providing Parent and its counsel a reasonable opportunity to review and comment thereon and the Company will give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or their counsel.

(e) As soon as practicable after the filing of the Proxy Statement (and thereafter, upon the reasonable request of Parent), the Company shall use reasonable best efforts to conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act.

6.4. Company Stockholders Meeting.

(a) The Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of the Company’s stockholders (the “Company Stockholders Meeting”) as promptly as reasonably practicable after the Proxy Date, to consider and vote upon the approval of this Agreement and to cause such vote to be taken, and shall not change the date of, postpone or adjourn such meeting without the prior written consent of Parent, except to the extent advised by counsel to be necessary to comply with Law or pursuant to the following sentence. Notwithstanding anything to the contrary in this Agreement, (i) the Company may adjourn, recess, or postpone the Company Stockholders Meeting for a reasonable period to solicit additional proxies, if the Company reasonably believes there will be insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary either to conduct the business of the Company Stockholders Meeting or to obtain the Company Stockholder Approval and (ii) the Company may adjourn, recess, or postpone the Company Stockholders Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company or to give the Company stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company stockholders by issuing a press release, filing materials with the SEC or otherwise, in each case, in accordance with the terms of this Agreement, within a reasonable amount of time in advance of the Company Stockholders Meeting; provided that, in the case of each of the foregoing clauses (i) and (ii), unless agreed in writing by the Company and Parent, the Company many not adjourn, recess or postpone a meeting more than two (2) times or for more than ten (10) Business Days. In the case of any such adjournment or postponement pursuant to this Section 6.4, the Company shall consult with Parent prior to making such adjournment or postponement. Subject to Section 6.2(d), the Company Board shall include the Company Recommendation in the Proxy Statement and shall use reasonable best efforts to solicit proxies and obtain the Company Stockholder Approval.

(b) Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Shares beneficially owned by Parent or Merger Sub or with respect to which any of them has the power to cause to be voted (or to provide a consent), in accordance with the Company Board’s recommendation, from time to time, with respect to all matters related to this Agreement, including the Merger and any other transactions contemplated hereby, at the Company Stockholders Meeting or any other meeting of stockholders of the Company, at which such matters shall be submitted for consideration and at all adjournments, recesses or postponements thereof.

6.5. Efforts; Cooperation; Antitrust Matters.

(a) Subject to the terms of this Agreement, each of the Company, Parent, and Merger Sub shall, and shall cause its and their respective Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to cause the conditions precedent set forth in Article VII to be satisfied and consummate and make effective the Merger and any other transactions contemplated by this Agreement as promptly as reasonably practicable and in any event prior to the Outside Date, including (i) preparing and filing all documentation necessary to effect all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods from any Governmental Authority; (ii) obtaining from any Governmental Authority any consents, licenses, permits, waivers, approvals, authorizations, clearances or Orders advisable or required to be obtained by Parent or the Company or any of their respective Affiliates, including under the Regulatory Laws; (iii) avoiding or defending against, as applicable, any Actions, lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or challenging, hindering, impeding, interfering with or delaying the consummation of the Merger and the other transactions contemplated by this Agreement under any Regulatory Laws, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Authority in connection with the foregoing vacated or reversed; (iv) as promptly as reasonably practicable, and in any event within twenty (20) Business Days after the date of this Agreement, making or causing to be made all necessary filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), which filings shall specifically request early termination of the waiting period prescribed by the HSR Act, and thereafter responding as promptly as reasonably practicable with any additional information and documentary material that may be requested pursuant to any Law; and (v) as promptly as reasonably practicable, making any other required or advisable registrations, declarations, submissions and filings with respect to the Merger or any other transactions contemplated by this Agreement required under the Exchange Act, any other applicable federal or state securities Laws, and any other applicable Law.

(b) Without limiting the generality of anything contained in this Section 6.5, each Party shall: (i) give the other Parties prompt notice of the making or commencement of any request or proceeding by or before any Governmental Authority with respect to the Merger or any other transactions contemplated by this Agreement; (ii) keep the other Parties informed as to the status of any such request or proceeding; (iii) give the other Parties notice and an opportunity to participate in any communication made to the United States Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “DOJ”), or any other Governmental Authority regarding the Merger or any other transactions contemplated by this Agreement; and (iv) promptly notify the other Parties of any communication from the FTC, the DOJ or any other Governmental Authority regarding the Merger or any other transactions contemplated by this Agreement. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall jointly develop, and each Party shall cooperate with the other and consider in good faith the views of the other in connection with, all communications and strategy (both substantive and procedural, including relating to timing and any voluntary extensions thereof) relating to the obtaining of clearances from any third party and/or any Governmental Authority in connection with the Merger or any other transactions contemplated by this Agreement (including the Proxy Statement). In addition, except as may be prohibited by any Governmental Authority or by any applicable Law, each Party will permit authorized representatives of the other Parties to be present at each meeting, conference, videoconference, or telephone call and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such request or proceeding. Each Party will not, without the prior written consent of the other Party, extend or offer or agree to extend any waiting period under any Regulatory Laws, or enter into any agreement with any Governmental Authority related to this Agreement or the transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.5 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be); provided that materials provided pursuant to this Section 6.5 may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual obligations, and (iii) as necessary to address reasonable privilege concerns.

(c) Subject to applicable Laws and as required by any Governmental Authority, the Company, on the one hand, and Parent, on the other hand, each shall keep the other reasonably apprised of the status of matters relating to completion of the Merger and the other transactions contemplated hereby, including promptly furnishing the other with copies of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement or (ii) upon receiving any communication from any Governmental Authority or third party whose consent or approval is required for consummation of the Merger or the other transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed.

(d) If any objections are asserted with respect to the transactions contemplated by this Agreement under the HSR Act or any other applicable Regulatory Laws, or if any lawsuit or other proceeding, whether judicial or administrative, is instituted (or threatened to be instituted), including any proceeding by any Governmental Authority or private party, challenging the Merger or any other transactions contemplated by this Agreement as violative of any Regulatory Law or which would otherwise prohibit or materially impair or delay in connection with any Regulatory Law the consummation of the Merger or any other transactions contemplated by this Agreement, each of Parent and the Company shall (and shall cause their respective Affiliates to) use their respective reasonable best efforts to resolve any such objections.

(e) In furtherance, and not in limitation, of the foregoing, Parent shall (and if, and only if, requested by Parent, the Company shall) take all such further action as may be necessary to avoid or eliminate each and every impediment under any Regulatory Law so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), including proposing, negotiating, committing and effecting, by consent decree, hold separate order, or otherwise, to (i) sell, divest, dispose of or otherwise hold separate (including by establishing a trust or otherwise), any of the businesses, assets or properties of Parent, the Company or their respective Representatives and its Subsidiaries (each, a “Remedy Action”); provided, that Parent and its Affiliates shall not be required to take any Remedy Action with respect to any businesses, assets, or properties of (x) Parent’s Affiliates, other than Parent, the Company or their respective Subsidiaries or (y) any “portfolio company” (as such term is customarily defined in the private equity industry) affiliated with Patient Square Capital, LP (a “Portfolio Company”), other than Parent, the Company or their respective Subsidiaries following the Closing and (ii) otherwise take or commit to take actions that after the Closing would limit Parent’s, the Company’s or any of their respective Subsidiaries freedom of action; provided, however, that nothing in this Agreement shall require either Party to take or agree to take any action of the types referred to in the foregoing clauses (i) and (ii) unless it is binding on or otherwise applicable to such Party only from and after the Effective Time in the event that the Closing occurs. For the avoidance of doubt, for purposes of this Section 6.5(e), the term Affiliate shall not include any Portfolio Company, other than Parent, the Company or their respective Subsidiaries following the Closing.

(f) Parent and Merger Sub shall not acquire, or agree to acquire, any asset, property, business or person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), or enter into any Contract, that would reasonably be expected to (i) adversely affect or delay obtaining or making, or increase the risk of not obtaining, any consent of any Governmental Authority or the receipt thereof in a manner that would or would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger or any other transactions contemplated by this Agreement or cause any of the conditions set forth in Section 7.1(b) or Section 7.1(c) to not be satisfied or (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated hereby which would prevent the satisfaction of the condition set forth in Section 7.1(c).

(g) Parent shall cause its Affiliates to comply with the obligations set forth in this Section 6.5 as if such Affiliates were Parent, as applicable, and any failure by any of their respective Affiliates to comply with such obligations shall be deemed for all purposes of this Agreement to be a breach of this Agreement by Parent, as applicable.

(h) For purposes of this Agreement, “Regulatory Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other federal, state, foreign or supranational statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition, trade or foreign investment Laws and regulations that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, or (ii) regulate foreign investments.

6.6. Information; Access and Reports.

(a) During the Interim Period, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, consent, notice or application made by or on behalf of Parent, the Company or any of their respective Affiliates to any third party and/or any Governmental Authority in connection with the Merger and any other transactions contemplated by this Agreement.

(b) Subject to applicable Law, during the Interim Period, the Company shall afford to Parent and to its Representatives reasonable access solely for purposes of furthering the consummation of the Merger and the transaction contemplated hereby (including the Financing), upon reasonable prior written notice, during normal business hours to its and its Subsidiaries’ properties, offices, facilities, contracts, books and records. Notwithstanding the foregoing, (i) the foregoing shall not require the Company or any of its Subsidiaries to permit access to (A) any information that would reasonably be expected to give rise to the waiver of any attorney-client privilege or other privilege or trade secret protection or the work product doctrine (provided that the Company shall use commercially reasonable efforts to make any such information available in such a way that would not reasonably be expected to jeopardize the attorney-client privilege or other privilege or trade secret protection or the work product doctrine), (B) any information that in the good faith reasonable determination of the Company would violate any applicable Law, (C) such documents or information that are reasonably pertinent to any pending litigation, suit, action or proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand, (D) subject to, and without limiting, the requirements of Section 6.2, any information related to the negotiation and execution of this Agreement or to transactions potentially competing with or alternative to the transactions contemplated by this

Agreement or proposals from other third parties relating to any competing or alternative transactions (including Acquisition Proposals) and the actions of the Company Board (or any committee thereof) with respect to any of the foregoing, whether prior to or after execution of this Agreement, or (E) subject to, and without limiting, the requirements of Section 6.2, any information related to a Change of Recommendation or the actions of the Company Board (or any committee thereof) with respect thereto; provided, that the Company shall provide Parent with a general description of the type of information not disclosed and use commercially reasonable efforts to implement alternative disclosure arrangements for Parent to evaluate such information without resulting in a violation of the foregoing clauses (A) through (E), (ii) any such investigation shall be conducted under reasonable supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal business or operations of the Company or its Subsidiaries or otherwise result in any unreasonable burden with respect to the prompt and timely discharge by employees of the Company or its Subsidiaries of their normal duties and Parent shall use its commercially reasonable efforts to minimize to the extent reasonably practicable any disruption to the businesses of the Company that may result from any such requests for access and (iii) any access pursuant to this Section 6.6 will be subject to the Company’s reasonable security measures, policies and insurance requirements and will not include the right to sample soil, sediment, groundwater, surface water, air or building materials or conduct any other invasive environmental sampling or analysis without the Company’s consent. Nothing in this Section 6.6 will be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information that create an unreasonable burden on the employees of the Company or its Subsidiaries. All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company. The last two sentences of Section 6.5(b) shall apply to any access afforded under this Section 6.6, mutatis mutandis. The Non-Disclosure Agreement, dated as of April 22, 2025 (the “Confidentiality Agreement”), by and between the Company and an affiliate of Parent, shall apply with respect to information furnished by the Company, its Subsidiaries and their respective Representatives hereunder. Subject to Section 6.14(e), the Confidentiality Agreement shall remain in full force and effect in accordance with its terms and shall apply to Parent and Merger Sub as if they were parties thereto.

(c) To the extent that any of the information or material furnished pursuant to this Section 6.6 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

6.7. Stock Exchange Delisting. The Company and Parent shall cooperate to take, or cause to be taken, all actions, and do or cause to be done all things, including making all necessary filings, reasonably necessary, proper or advisable under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq, and the deregistration by the Surviving Corporation of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.8. Publicity. The initial press release regarding the Merger shall be a joint press release of Parent and the Company. Thereafter, neither the Company nor Parent, nor any of their respective Affiliates, shall issue any press release or make any other public announcement or public statement (to the extent not previously publicly disclosed or made in accordance with this Agreement) with respect to this Agreement, any other Transaction Document, the Merger or any other transactions contemplated by this Agreement or any other Transaction Document without consulting with each other and providing meaningful opportunity for review and giving due consideration to reasonable comment by the other Party, except (a) as such press release or other public announcement may be required by applicable Law or any listing agreement with or rule of any national securities exchange or association, in which case the Party required to issue the release or make the announcement shall use commercially reasonable efforts to provide the other Party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance and shall give reasonable and good-faith consideration to any such comments proposed by the other Party, (b) in connection with a Change of Recommendation, actual or potential Acquisition Proposal or dispute regarding the transactions contemplated hereby, (c) any disclosure of information concerning this Agreement or any other Transaction Document in connection with any dispute between the Parties regarding this Agreement, or (d) internal announcements to employees that are not made public (provided, that, with respect to clause (d), the Company shall reasonably consult with Parent with respect thereto). Notwithstanding the foregoing, (i) each of the Company and Parent may make announcements to their respective employees, financing sources, affiliates, suppliers and customers that are not inconsistent in any material respect with the party’s public disclosures regarding this Agreement and the transactions contemplated hereby, including the Merger and (ii) the disclosure of this Agreement, the transactions contemplated hereby and general information with respect thereto, including the Merger, by each of Parent, Patient Square Capital, L.P. and their respective Affiliates in the ordinary course communications consistent with past practice to their investors, prospective investors, prospective lenders, owners, or advisors who need to know or for other fundraising, marketing, informational or reporting activities, in each case, who are subject to customary confidentiality obligations and applicable Law with respect to such communications, shall not be considered a public disclosure in violation of this Section 6.8. For the avoidance of doubt, any public filings providing notice to or seeking approval from any Governmental Authority made pursuant to Section 6.5 shall be governed by Section 6.5 and not this Section 6.8.

6.9. Employee Benefits.

(a) Parent agrees that each Employee who continues to be employed with the Company or its Subsidiaries (each such employee, a “Continuing Employee”) shall, during the period commencing on the Closing Date and ending on the first anniversary of the Closing Date (or, if sooner, the date of termination of such Continuing Employee), be provided with (i) a base salary or base wage no less than the base salary or base wage provided to such Continuing Employee by the Company or its Subsidiaries immediately prior to the Effective Time, (ii) annual target cash bonus opportunities that are no less favorable than the annual target cash bonus opportunities as in effect for such Continuing Employee immediately prior to the Effective Time and (iii) other employee benefits (excluding, in each case, nonqualified deferred compensation, defined benefit pension plans, retiree or post-employment health or welfare benefits, retention, change in control compensation, long-term bonus or incentive, or equity or equity-based plans or arrangements (the “Excluded Benefits”)) that are substantially comparable in the aggregate to the employee benefits provided to such Continuing Employee immediately prior to the Effective Time under the Benefit Plans set forth on Section 5.1(i)(i) of the Company Disclosure Schedule.

(b) Parent shall use commercially reasonable efforts to cause (i) any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents to the same extent such limitation or waiting periods were satisfied under the applicable Benefit Plan, (ii) the amount of eligible expenses incurred by each Continuing Employee and his or her eligible dependents that were credited to deductible and maximum out-of-pocket co-insurance requirements under the Benefit Plans to be credited for purposes of satisfying the deductible and maximum out-of-pocket co-insurance requirements under the corresponding benefit plans of Parent and its Affiliates in the plan year in which the Closing occurs and (iii) any of its (or its Affiliates’) employee benefit plans other than Excluded Benefits in which the Continuing Employees are entitled to participate to take into account for purposes of eligibility, vesting and, with respect to paid time off and severance only, benefit accrual thereunder (excluding benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or retiree medical benefits or to the extent it would result in a duplication of benefits), service by such Continuing Employees to the Company or any of its Affiliates or predecessors as if such service were with Parent, to the same extent and for the same purpose such service was credited under an analogous Benefit Plan.

(c) Parent hereby agrees that the transactions contemplated by this Agreement shall constitute a “change in control,” “change of control” or term or concept of similar import of the Company and its Subsidiaries under the terms of the Benefit Plans. From and after the Effective Time, Parent shall, and shall cause its Affiliates to, honor all obligations and rights under the Benefit Plans in accordance with their terms, including with respect to modification, amendment and termination.

(d) Notwithstanding the foregoing, nothing contained in this Agreement will (i) be treated as an amendment of any particular Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Benefit Plan, in each case, in accordance with their terms, (iii) obligate Parent, the Surviving Corporation or any of their Affiliates to retain the employment of any particular employee or (iv) create any third party beneficiary rights for the benefit of any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to this Section 6.9 or any compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan that Parent, the Surviving Corporation or any of their Affiliates may maintain.

6.10. Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement, any other Transaction Document, the Merger and any other transactions contemplated by this Agreement or any other Transaction Document, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense, except as otherwise expressly set forth herein and except that expenses incurred in connection with the filing fee for the Proxy Statement and printing and mailing the Proxy Statement shall be borne by Parent.

6.11. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director, officer and employee of the Company and its Subsidiaries and each individual who was serving at the request of the Company or its Subsidiaries as a director, officer, employee, member, partner, trustee, employee, representative or agent of another corporation, partnership, joint venture, trust, limited liability company, nonprofit entity or other enterprise (including any trade associations) (collectively, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to (x) their service as such or (y) services performed by such Indemnified Parties at the request of the Company or its Subsidiaries, in each case at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including (i) the Merger and any other transactions contemplated by this Agreement and (ii) actions to enforce this Section 6.11 or any other indemnification or advancement right of any Indemnified Party. In the event of any such claim, action, suit, proceeding or investigation, no Indemnified Party shall be liable for any settlement effected without his or her prior express written consent.

(b) Parent and Merger Sub agree that all rights to exculpation or indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of this Agreement in favor of the Indemnified Parties or any of their predecessors and the heirs, executors, trustees, fiduciaries and administrators of such Indemnified Parties, as provided in the Company’s or each of its Subsidiaries’ respective certificates of incorporation or bylaws (or comparable organizational or governing documents) or in any Contract, shall survive the Merger and the transactions contemplated by this Agreement and shall continue in full force and effect in accordance with their terms. After the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) fulfill and honor such obligations to the maximum extent that the Company or applicable Subsidiary would have been permitted to fulfill and honor them by applicable Law. In addition, for six (6) years following the Effective Time, Parent shall and shall cause the Surviving Corporation to cause the certificates of incorporation and bylaws of the Surviving Corporation to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificates of incorporation and bylaws of the Company immediately prior to the Effective Time, and such provisions shall not be amended, repealed or otherwise modified for six (6) years following the Effective Time in any respect, except as required by applicable Law.

(c) Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time (the “Tail Period”) from one (1) or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement (or, if no such policies are available from insurance carriers with such credit rating, from insurance carriers with the next-highest credit rating then capable of providing such policies) with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of his or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of three hundred percent (300%) of the annual premiums paid by the Company as of the date of this Agreement for such insurance (or to pay an aggregate amount exceeding three hundred percent (300%) of such annual premiums to purchase the “tail” insurance policies contemplated for the first sentence of this paragraph); and provided, further, that if the annual premiums of such insurance coverage (or amount in respect of such “tail” insurance policies, as applicable) exceeds such applicable amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. The Company shall provide copies of proposed renewal policies to Parent prior to placement and shall reasonably consult with Parent with respect thereto.

(d) The provisions of this Section 6.11 shall survive the Closing and are intended to be for the benefit of, and enforceable by, each Indemnified Party, and nothing in this Agreement shall affect, and the rights of each Indemnified Party under this Section 6.11 shall be in addition to, any indemnification rights that any such Indemnified Party may have under the certificates of incorporation or bylaws of the Company or any of its Subsidiaries or any Contract or applicable Law. Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the consent of such Indemnified Party.

(e) In the event that Parent or the Surviving Corporation (or any of their respective successors or assigns) shall (i) consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers at least fifty percent (50%) of its properties and assets to any other Person, then in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.11; provided that, in the case of clause (ii), the transferee of such assets shall assume only its pro rata portion of the indemnification and payment obligations set forth in this Section 6.11 (in accordance with the proportion of the properties and assets of Parent or the Surviving Corporation acquired by such transferee), and Parent and the Surviving Corporation shall remain liable and responsible for any portion of such indemnification and payment obligations not assumed by such transferee.

6.12. Stockholder Litigation. The Company shall promptly notify Parent of any stockholder litigation or claims against the Company or any of its Representatives arising out of or relating to this Agreement, the Merger or any other transactions contemplated by this Agreement and shall keep Parent reasonably informed regarding any such stockholder litigation. Until the termination of this Agreement in accordance with Article VIII, the Company shall provide Parent (a) an opportunity to review and to propose comments to all filings or written responses to be made by the Company in connection with any stockholder litigation against the Company and its directors relating to this Agreement, the Merger and any other transaction contemplated by this Agreement, and the Company shall give reasonable consideration to any comments proposed by Parent and (b) the opportunity to otherwise participate in (but not to control) the defense and/or settlement of any such litigation (in each case at Parent’s expense) and shall consider Parent’s advice with respect to such litigation. Notwithstanding the foregoing, the Company shall in any event control such defense, settlement and/or prosecution and the disclosure of information in connection therewith shall be subject to the provisions of Section 6.6, including regarding attorney-client privilege or other applicable legal privilege; provided, however, that the Company shall not enter into or agree to any settlement with respect to such stockholder litigation without Parent’s consent (such consent not to be unreasonably withheld, delayed or conditioned).

6.13. Financing.

(a) Parent shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the Financing on the terms and subject only to the conditions described in the Commitment Letters as promptly as possible but in any event prior to the date on which the Merger is required to be consummated pursuant to the terms hereof, including (i) maintaining in effect the Commitment Letters until the Closing or earlier funding of the Financing contemplated thereby, (ii) negotiating and entering into definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the Debt Commitment Letter or on other terms in the aggregate not materially less favorable to Parent, and without any Prohibited Modification, (iii) satisfying on a timely basis all conditions that are applicable to Parent obtaining the Financing in the Commitment Letters and the Definitive Agreements and comply with their obligations thereunder, in each case, that are within Parent’s control and (iv) by using reasonable best efforts to enforce its rights under the Debt Commitment Letter.

(b) Parent shall not, without the prior written consent of the Company: (i) permit, consent to or agree to any amendment, replacement, supplement or modification to, or any waiver of, any provision or remedy under, the Commitment Letters if such amendment, replacement, supplement, modification, waiver or remedy (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (B) reduces the aggregate amount of the Equity Financing or reduces the Debt Financing unless, in such case, there is a corresponding increase in any equity commitment under the Equity Commitment Letter, (C) adversely affects the ability of Parent to enforce its rights against other parties to the Commitment Letters as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against the other parties to the Commitment Letters as in effect on the date of this Agreement or (D) would otherwise reasonably be expected to prevent, impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement (the effects described in clauses (A) through (D), collectively, the “Prohibited Modifications”) or (ii) terminate or cause the termination of the Commitment Letters. Notwithstanding the foregoing, any amendment, supplement, amendment and restatement, or modification to add any additional agents or other financial institutions thereto as provided for therein shall be permitted and shall not require written consent of the Company or any other Person so long as such additional agents or other financial institutions are financial institutions whose creditworthiness, in Parent’s sole determination, is commensurate with the creditworthiness of the Commitment Parties (as defined in the Debt Commitment Letter as of the date hereof) that are party to the Debt Commitment Letter as of the date hereof. Other than with respect to amendments to the Debt Commitment Letter which solely add arrangers and lenders and make related conforming modifications in respect thereof, Parent shall promptly deliver to the Company copies of any amendment, replacement, supplement, modification or waiver in respect of the Debt Commitment Letter.

(c) In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Parent shall use its reasonable best efforts to (i) notify the Company of the unavailability and (ii) arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing for any such unavailable portion from the same or alternative sources (the “Alternative Financing”) in an amount sufficient, when taken together with the available portion of the Financing and cash on hand to fund the Financing Amounts on the Closing Date; provided that in no event shall Parent be required to (i) agree to Alternative Financing on terms and conditions, taken as a whole, materially less favorable to Parent than the terms and conditions set forth in the Debt Commitment Letter in effect on the date hereof, (ii) seek equity financing (other than the Equity Financing on the terms and subject to the conditions in the Equity Commitment Letter) or (iii) pay or incur materially more (taken as a whole) fees, original issue discounts or pricing relative to the pricing or fee terms of the Debt Commitment Letter and the Fee Letter, each as in effect on the date hereof. To the extent Parent obtains Alternative Financing or amends, replaces, supplements, terminates, modifies or waives any of the Financing, in each case pursuant to this Section 6.13, references to the “Financing”,

“Debt Financing Sources”, “Debt Financing Parties”, “Debt Commitment Letter” and “Definitive Agreements” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the commitments thereunder and the agreements with respect thereto, or the Debt Financing as so amended, replaced, supplemented, terminated, modified or waived.

(d) Parent shall, as promptly as practicable after obtaining knowledge thereof, provide the Company with notice of any actual or threatened material breach, default, cancellation, termination or repudiation by any party to the Commitment Letters and a copy of any written notice or other written communication from any Debt Financing Source or Equity Investor with respect to any such actual or threatened material breach, default, cancellation, termination or repudiation. Upon request by the Company, Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Debt Financing, including any Alternative Financing.

(e) The foregoing notwithstanding, compliance by Parent with this Section 6.13 shall not relieve Parent of its obligations to consummate the transactions contemplated by this Agreement whether or not the Financing or any Alternative Financing is available.

6.14. Financing Cooperation.

(a) Prior to the Closing, the Company shall provide, and shall cause its Subsidiaries and each of their respective Representatives to, furnish to Parent at least three (3) Business Days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and 31 C.F.R. §1010.230, relating to the Company or any of its Subsidiaries, in each case as reasonably requested by Parent at least ten (10) Business Days prior to the Closing Date. Prior to the Closing, the Company shall use its reasonable best efforts to provide, and shall cause its Subsidiaries and each of their respective Representatives to use reasonable best efforts to provide, customary cooperation, to the extent reasonably requested by Parent in writing, in each case to the extent necessary for the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing business operations of the Company or any of its Affiliates), including using reasonable best efforts to:

(i) participate (and cause management of the Company, with appropriate seniority and expertise, to participate) in a reasonable number of meetings (including meetings with existing or prospective Debt Financing Sources), presentations, road shows, due diligence sessions and sessions with rating agencies, at reasonable times and with reasonable advance notice, and in each case which shall be virtual unless otherwise agreed to by the Company;

(ii) to the extent required by the Debt Financing, facilitate the pledging of, granting security interest in and obtaining perfection of security interests in, collateral, effective no earlier than the Closing;

(iii) furnish to Parent historical financial statements and other information regarding the Company customarily required in connection with the execution of financings of a type similar to the Debt Financing and reasonably requested by Parent in connection with the Financing;

(iv) facilitate in the taking of all corporate and other similar actions, subject to and contingent upon the occurrence of the Closing, necessary to permit the consummation of the Debt Financing on the Closing Date; it being understood that (A) no such corporate or other action will take effect prior to the Closing and (B) any such corporate or other action will only be required of the directors, members, partners, managers or officers of the Company and its Subsidiaries who retain their respective positions as of and following the Closing;

(v) provide reasonable and customary assistance with the preparation of customary marketing materials, including any bank information memoranda, confidential information memoranda, marketing materials, lender presentations and similar documents reasonably requested by Parent or the Debt Financing Sources in connection with the Debt Financing;

(vi) take action and deliver notices of prepayment or termination (within the time periods required by the Company Credit Agreement) (which notices may be conditioned on the occurrence of the Closing) to the extent such action and notices are required under the Company Credit Agreement, in addition to action required by Section 6.18;

(vii) cooperate with the Debt Financing Sources’ due diligence, to the extent customary and reasonable; and

(viii) assist in the preparation of, and in the execution and delivery of, the Definitive Agreements (including one or more credit agreements, security agreements, mortgages and/or guarantees and the schedules and exhibits thereto) in connection with the Debt Financing and other customary certificates or documents and back-up certificate for legal opinions in connection with the Debt Financing as may reasonably be requested by Parent as required in connection with the Debt Financing, in each case, subject to the occurrence of, the Closing.

(b) The foregoing notwithstanding, none of the Company nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 6.14 that could: (i) require the Company or any of its Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, instrument or agreement with respect to the Debt Financing that is not contingent upon the Closing, other than any prepayment and termination notices required to be delivered pursuant to the Company Credit Agreement (provided that the Company will, to the extent otherwise required hereby, use reasonable best efforts to cause the persons who will continue as a director, manager or officer of any of the Company or its Subsidiaries following the consummation of the transactions contemplated hereby to pass resolutions and to execute documents in their capacities as such officers, directors or managers, in each case, which resolutions and documents are subject to and conditioned upon, and do not become effective until, the occurrence of Closing), (ii) cause any representation or warranty in this Agreement to be breached by the Company or any of its Affiliates, (iii) require the Company or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing (except to the extent the effectiveness of any such fee, expense, liability or obligation is subject to and conditioned upon the occurrence of Closing), (iv) reasonably be expected to cause any director, officer, employee or stockholder of the Company or any of its Affiliates to incur any personal liability, (v) reasonably be expected to conflict with the organizational documents of the Company or any of its Subsidiaries, or any Laws, (vi) reasonably be expected to result in a material violation or material breach of, or a default (with or without notice, lapse of time, or both) under, any Material Contract to which the Company or any of its Subsidiaries is a party, (vii) provide access to or disclose information that the Company or any of its Affiliates determine would jeopardize any attorney-client privilege, (viii) require the delivery of any opinion of counsel, (ix) require the Company or any of its Affiliates to provide projections, pro forma financial statements or pro forma adjustments related to the Debt Financing (provided, that this clause (ix) shall not relieve the Company from any obligation hereunder to provide Parent with information necessary to permit Parent to prepare a pro forma consolidated balance sheet and related pro forma financial statements as required in connection with the Debt Financing as is customarily required in connection with financings of a type similar to the Debt Financing), (x) require the Company or any of its Affiliates to, prepare any financial statements or information that are not available to the Company and prepared in the ordinary course of the Company’s financial reporting practice or (xi) require the Company or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. Parent shall, promptly on written request by the Company, reimburse the Company or any of its Affiliates for all reasonable, documented and invoiced out-of-pocket costs incurred by them or their respective Representatives in connection with fulfilling their obligations pursuant to this Section 6.14 and Section 6.19 (limited to a reasonable, documented and invoiced out-of-pocket attorneys’ fees of single outside counsel); provided, that the Company, and not Parent, shall be responsible for (i) fees, costs and expenses incurred in connection with the preparation of historical financial statements that are or would be prepared in the ordinary course of business regardless of the Debt Financing and (ii) any ordinary course amounts payable to existing employees of the Company and its Subsidiaries and their respective Representatives with respect to services provided prior to Closing. Parent shall reimburse, indemnify and hold harmless the Company and its Affiliates and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the fulfilling their obligations pursuant to this Section 6.14 and Section 6.19, except in the event such losses arose out of or resulted from fraud, or willful breach of this Agreement by the Company or any of its Subsidiaries, any of their Affiliates or any Representatives of any of the foregoing, as determined in a final and non-appealable judgment by a court of competent jurisdiction.

(c) The parties hereto acknowledge and agree that the provisions contained in this Section 6.14 represent the sole obligation of the Company and its Affiliates and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent with respect to the transactions contemplated by this Agreement and the Commitment Letters, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Commitment Letters shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Financing) by Parent or any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, the Company’s or its Subsidiaries’ breach of any of the covenants required to be performed by it under this Section 6.14 shall not be considered in determining the satisfaction of the condition set forth in Section 7.2(b), unless such breach is a willful breach and is the cause of Parent being unable to obtain the proceeds of the Debt Financing at the Closing.

(d) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not reasonably likely to harm or disparage the Company or its Subsidiaries in any respect.

(e) All non-public or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent or its Representatives pursuant to this Section 6.14 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that notwithstanding anything to the contrary in the Confidentiality Agreement, Parent shall be permitted to disclose (i) information as consistent with customary practices in connection with the Debt Financing and (ii) information to any other financial institutions and investors with respect to any equity financing in connection with the Merger and the transactions contemplated hereby (and, in each case, to their respective counsel) so long as such Persons (x) agree to be bound by confidentiality provisions substantially similar to those in the Confidentiality Agreement as if parties thereto, or (y) are subject to other confidentiality undertakings reasonably satisfactory to the Company.

6.15. Other Actions by the Company.

(a) Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and the members of their respective boards of directors shall use reasonable best efforts to, to the extent permitted by applicable Law, grant such approvals and take such actions as are necessary so that the Merger or such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to eliminate or minimize the effects of such statute or regulation on such transactions.

(b) Section 16 Matters. The Company and the Company Board (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

6.16. Obligations of Parent.

(a) Parent shall cause the Guarantor, Merger Sub and each of their other respective Affiliates, and the Surviving Corporation, to comply with, duly perform, satisfy and discharge on a timely basis, all of their respective covenants, obligations and liabilities under this Agreement and the Transaction Documents, as applicable, and any failure by any of them to comply with such obligations shall be deemed for all purposes of this Agreement to be a breach of this Agreement by Parent. Parent shall be jointly and severally liable with the Guarantor and each of their other respective Affiliates for the due and timely performance, satisfaction and discharge of each of said covenants, obligations and liabilities.

(b) Parent, in its capacity as the sole stockholder of Merger Sub, shall, in accordance with applicable Law and its certificate of incorporation and bylaws, approve and adopt this Agreement by written consent immediately following its execution.

(c) Prior to the Effective Time, without the prior written consent of the Company, Parent shall not permit or agree to permit any Person to obtain any equity interests (or rights to obtain any equity interests) in Parent or any Person of which Merger Sub is a direct or indirect Subsidiary.

6.17. FIRPTA. On or prior to the Closing Date, if legally able to do so, the Company shall deliver to Parent a certification from the Company pursuant to Treasury Regulations Section 1.1445-2(c), dated no more than thirty (30) days prior to the Closing Date and signed by a responsible corporate officer of the Company, together with a signed notice as contemplated by Treasury Regulation Section 1.897-2(h), which Parent shall be entitled to file with the Internal Revenue Service after the Closing.

6.18. Satisfaction of Existing Company Indebtedness. At least one (1) Business Day prior to the Closing Date (drafts of which shall have been delivered by the Company to Parent no later than two (2) Business Days prior to the Closing Date), the Company shall have delivered to Parent a payoff letter, in form and substance reasonably satisfactory to Parent, duly executed by the administrative agent under the Company Credit Agreement providing for the pay off, discharge and termination of all obligations outstanding pursuant to the Company Credit Agreement as of the Closing Date (other than contingent obligations as to which no claim has been asserted and other obligations that expressly survive termination of the Company Credit Agreement) (the “Payoff Amount”), the release and termination of all guarantees with respect thereto and, to the extent applicable, release of all security interests and Liens with respect thereto, in each case, subject to receipt from Parent of cash proceeds from the Financing in an amount sufficient to pay in full the Payoff Amount. Notwithstanding anything herein to the contrary, in no event shall this Section 6.18 require the Company or any of its Subsidiaries to cause the payoff or any other prepayment to be effective unless and until the Effective Time has occurred; it being understood and agreed that any prepayment notice required under the Company Credit Agreement may be delivered prior to the Effective Time.

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) HSR Clearance. The waiting period (or any extensions thereof) applicable to the Merger under the HSR Act, in each case, relating to the Merger, shall have expired, been terminated or waived.

(c) Laws or Orders. No court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered after the date of this Agreement any Law (whether temporary, preliminary or permanent) or Order that is in effect that enjoins or otherwise prohibits consummation of the Merger.

7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representation and warranty of the Company set forth in Section 5.1(g)(ii) (Absence of Certain Changes) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date; (ii) each of the representations and warranties of the Company set forth in the first three sentences of Section 5.1(b)(i) (Capital Structure) shall be true and correct as of the date of this Agreement and as of the Closing Date (other than as to any inaccuracies that would not, individually or in the aggregate, increase the Merger Consideration payable in the Merger $7,500,000 or more), (iii) the first sentence of Section 5.1(a) (Organization, Good Standing and Qualification), each of the representations and warranties of the Company set forth in Section 5.1(b) (Capital Structure) (other than (x) the first three (3) sentences of Section 5.1(b)(i) and (y) Section 5.1(b)(vi)), Section 5.1(c) (Corporate Authority; Approval and Fairness), Section 5.1(m) (Takeover Statutes) and Section 5.1(u) (Brokers and Finders) that (1) are not qualified by Material Adverse Effect or other materiality qualifications shall be true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); and (2) are qualified by Material Adverse Effect or other materiality qualifications shall be true and correct in all respects (without disregarding such Material Adverse Effect or other materiality qualifications) as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time); and (iv) the other representations and warranties of the Company set forth in this Agreement (without giving effect to any materiality limitations, such as “material,” “in all material respects” and “Material Adverse Effect” set forth therein) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failures of such representations and warranties to be so true and correct that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect that is continuing.

(d) Company Closing Certificate. Parent and Merger Sub shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) are satisfied.

7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except as would not, individually or in the aggregate, reasonably be expected to prevent the ability of Parent or Merger Sub to consummate the Merger and deliver the Merger Consideration in accordance with Article IV.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Parent Closing Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) are satisfied.

ARTICLE VIII

Termination

8.1. Termination. This Agreement may be terminated and the Merger and any other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time:

(a) by mutual written consent of the Company and Parent;

(b) by either Parent or the Company, if the Merger shall not have been consummated on or before March 21, 2026 (as such date may be extended or amended pursuant to this Section 8.1(b), the “Outside Date”), provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose action or failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date; provided, further, that if on the Outside Date, all the conditions to Closing, other than the conditions set forth in Section 7.1(b) or Section 7.1(c) (to the extent relating to an Regulatory Law) and those conditions that by their nature are to be satisfied at Closing (but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), shall have been satisfied or waived, then the Outside Date shall automatically be extended for all purposes hereunder for an additional three (3) months, which date shall thereafter be deemed to be the Outside Date;

(c) by either Parent or the Company, if the Company Stockholder Approval shall not have been obtained if a vote shall have been taken thereon at the Company Stockholders Meeting or at any postponement, recess or adjournment thereof taken in accordance with this Agreement (and the Company Stockholders Meeting shall have concluded);

(d) by either Parent or the Company, if any court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated or entered any Order that permanently enjoins or otherwise permanently prohibits the consummation of the Merger and such Order shall become final and non-appealable;

(e) by Parent, if there has been a breach or inaccuracy of, or failure to perform or comply with any representation, warranty, covenant or agreement set forth in this Agreement by the Company, or if any representation or warranty of the Company shall have become untrue, in either case such that any condition set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) forty-five (45) days after the giving of notice thereof by Parent to the Company describing such breach or failure in reasonable detail and stating Parent’s intention to terminate this Agreement and abandon the Merger and any other transactions contemplated by this Agreement or (ii) three (3) Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement and abandon the Merger and any other transactions contemplated by this Agreement pursuant to this Section 8.1(e) shall not be available to Parent if it is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement that would give rise to the failure of any condition set forth in Section 7.3(a) or Section 7.3(b);

(f) by the Company, if there has been a breach or inaccuracy of, or failure to perform or comply with any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that any condition set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) forty-five (45) days after the giving of notice thereof to the Company to the breaching Party describing such breach or failure in reasonable detail and stating the Company’s intention to terminate this Agreement and abandon the Merger and any other transactions contemplated by this Agreement or (ii) three (3) Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement and abandon the Merger and any other transactions contemplated by this Agreement pursuant to this Section 8.1(f) shall not be available to the Company if it is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement that would give rise to the failure of any condition set forth in Section 7.2(a) or Section 7.2(b);

(g) by Parent, prior to the time the Company Stockholder Approval is obtained, if a Change of Recommendation shall have been made or occurred;

(h) by the Company, prior to the time the Company Stockholder Approval is obtained, in connection with entering into an Alternative Acquisition Agreement providing for a Superior Proposal in accordance with Section 6.2(d); provided that prior to or concurrently with such termination, the Company pays or causes to be paid the Company Termination Fee due to Parent; or

(i) by the Company, at any time prior to the Effective Time, if (i) (A) the Company has confirmed that all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied at the Closing) and (B) the Company stands ready, willing and able to take such actions required by it by this Agreement to cause the Closing to occur, and (ii) Parent and Merger Sub fail to effect the Closing on or prior to the date that is three (3) Business Days after the date on which the Closing is otherwise required to occur pursuant to Section 1.2.

8.2. Effect of Termination and Abandonment.

(a) Except to the extent provided in Sections 8.2(b), 8.2(c), 8.2(d) and 8.2(g), in the event of termination of this Agreement and the abandonment of the Merger and any other transactions contemplated by this Agreement in accordance with Section 8.1, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided that (x) no such termination shall relieve any Party of any liability or damages to the other Party resulting from any fraud or willful breach of its obligations set forth in this Agreement and (y) the provisions set forth in Section 6.10, the last sentence of Section 6.14(b), this Section 8.2 and the second and third sentences of Section 9.1 shall survive the termination of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Guaranty, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

(b) Subject to Section 8.2(e), in the event that this Agreement is terminated:

(i)

(A) by either the Company or Parent pursuant to Section 8.1(c) (Company Stockholder Approval Not Obtained);

(B) an Acquisition Proposal shall have been made publicly or announced by the Company or the Company Board which Acquisition Proposal has not been publicly withdrawn at least three (3) days prior to the Company Stockholders Meeting; and

(C) within twelve (12) months of such termination, the Company shall have (1) entered into an Alternative Acquisition Agreement with respect to an Acquisition Proposal that is subsequently consummated- or (2) consummated a transaction that constitutes an Acquisition Proposal; provided that, for purposes of this Section 8.2(b), the references to “twenty percent (20%) or more” in the definition of “Acquisition Proposal” shall be deemed to be references to “more than fifty percent (50%)”;

(ii) by Parent pursuant to Section 8.1(g) (Change of Recommendation); or

(iii) by the Company pursuant to Section 8.1(h) (Superior Proposal);

then, (1) in the case of Section 8.2(b)(i), within two (2) Business Days after the entry into an Alternative Acquisition Agreement, (2) in the case of Section 8.2(b)(ii), within two (2) Business Days after termination of this Agreement or the consummation of a transaction that constitutes an Acquisition Proposal and (3) in the case of Section 8.2(b)(iii), concurrently with or prior to termination of this Agreement, the Company shall pay or cause to be paid a termination fee of $66,215,100 (the “Company Termination Fee”) to Parent by wire transfer of immediately available funds to an account designated in writing by Parent.

(c) Subject to Section 8.2(f), if this Agreement is terminated by the Company pursuant to Section 8.1(f) or Section 8.1(i) (or by Parent pursuant to Section 8.1(b) if at such time the Company could have validly terminated this Agreement pursuant to Section 8.1(f) or Section 8.1(i) within four (4) Business Days of such termination by Parent pursuant to Section 8.1(b)), then, within two (2) Business Days after termination of this Agreement, Parent shall pay or cause to be paid a termination fee of $168,550,000 (the “Parent Termination Fee”) to the Company by wire transfer of immediately available funds to an account designated in writing by the Company.

(d) Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no Party would have entered into this Agreement; accordingly, if the Company or Parent fails to timely pay Parent or Company any amount due pursuant to Section 8.2(b) or Section 8.2(c), as applicable, (any such amount due, a “Termination Payment”), and, to obtain such payment, the Party owed a Termination Payment commences a suit that results in a judgment against the Party owing the applicable Termination Payment, the owing Party shall pay to the owed Party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest thereon at the prime rate as published in The Wall Street Journal (or if not reported therein, as reported in another authoritative source reasonably selected by the owed Party) in effect on the date such Termination Payment was required to be paid from such date through the date of full payment thereof; provided that if such suit does not result in a judgment against the owing Party, the owed Party shall pay to the owing Party its costs and expenses (including attorneys’ fees) in connection with such suit. In no event shall a Party be required to pay a Termination Payment on more than one occasion. Notwithstanding the foregoing, any costs and expenses payable by a Party pursuant to this Section 8.2(d) shall not exceed $5,000,000 in the aggregate.

(e) Notwithstanding anything to the contrary herein (but subject to Section 8.2(a) and the remainder of this Section 8.2(e)), (i) Parent’s right to receive payment of the Company Termination Fee in circumstances in which it is payable pursuant to Section 8.2(b) following a termination of this Agreement (and any interest and other amounts payable pursuant to Section 8.2(d)), (ii) following termination of this Agreement by either party in a circumstance in which the Company Termination Fee is not payable pursuant to Section 8.2(b), Parent’s right to monetary damages from the Company in the event of the Company’s willful breach of this Agreement (and provided that, in no event, shall the Company be subject to monetary damages for willful breach in an amount in excess of the Damage Cap (the “Company Damage Cap”)), (iii) Parent’s right in connection with claims against the Company in accordance with the terms of the Confidentiality Agreement and (iv) Parent’s right to specific performance of this Agreement against the Company prior to the termination of this Agreement in accordance with its terms pursuant to Section 9.5(b), shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) of Parent, Merger Sub or the other Parent Related Parties against the Company and any of its former, current, or future general or limited partners, direct or indirect stockholders or equityholders, managers, members, directors, officers, employees, Affiliates, Representatives or agents or any former, current or future general or limited partners, direct or indirect stockholders or equityholders, managers, members, directors, officers, employees, Affiliates, Representatives or agents of any of the foregoing (collectively, the “Company Related Parties”) for any loss, cost, damage or expense suffered with respect to this Agreement, any other Transaction Document, the transactions contemplated hereby and thereby (including any breach by the Company), the termination of this Agreement or any other Transaction Document, the failure of the transactions contemplated hereby and thereby to be consummated or any breach of this Agreement or any other Transaction Document by the Company (whether willfully, intentionally, unintentionally or otherwise), and except as specifically provided above in this Section 8.2(e), none of the Company Related Parties shall have any liability or obligation to Parent, any of its Affiliates or the other Parent Related Parties under any theory relating to or arising out of this Agreement, any Transaction Documents, any other agreement executed in connection herewith or the transactions contemplated hereby or thereby or any claims or actions under applicable Law arising out of any such breach, termination or failure. Notwithstanding anything to the contrary herein, in no event will Parent be entitled to (A) payment of monetary damages (including in connection with a willful breach) in amounts in excess of the amount of the Company Damage Cap payment of both (x) monetary damages (including in connection with a willful breach) and (y) the Company Termination Fee and any interest and other amounts payable pursuant to Section 8.2(d), or (B) both (x) payment of any monetary damages (including in connection with a willful breach) or the Company Termination Fee and any interest and other amounts payable pursuant to Section 8.2(d) and (y) a grant of specific performance of this Agreement or any other equitable remedy against the Company that results in the Closing. Each of the parties expressly acknowledges and agrees that (i) none of the foregoing nor anything else contained in this Agreement is intended to limit Parent’s right to seek monetary damages from the Company up to the Company Damage Cap in the event of the Company’s willful breach of this Agreement in circumstances in which the Parent Termination Fee is not payable and (ii) the election to pursue an injunction, specific performance or other equitable relief shall not restrict, impair or otherwise limit Parent from concurrently seeking, or seeking in the alternative, to terminate this Agreement and collect the Company Termination Fee or monetary damages (including in connection with a willful breach) up to the Company Damage Cap.

(f) Notwithstanding anything to the contrary herein (but subject to Section 8.2(a) and the remainder of this Section 8.2(f)), the Company’s rights (i) to receive payment of the Parent Termination Fee in circumstances in which it is payable pursuant to Section 8.2(c) following termination of this Agreement (and any interest and other amounts payable pursuant to Section 8.2(d) and indemnification and expense reimbursement payable pursuant to the last sentence of Section 6.14(b)), (ii) following the termination of this Agreement by either party in a circumstance in which the Parent Termination Fee is not payable pursuant to Section 8.2(c), to monetary damages from Parent (but not any of the Debt Financing Sources or their respective Representatives) in the event of Parent’s or Merger Sub’s willful breach of this Agreement (and provided that, in no event shall Parent or Merger Sub, in the aggregate, be subject to monetary damages for willful breach in an amount in excess of the sum of the Parent Termination Fee, any interest and other amounts payable pursuant to Section 8.2(d) and indemnification and expense reimbursement payable pursuant to the last sentence of Section 6.14(b) (the “Damage Cap”)), (iii) in connection with claims against the parties to the Confidentiality Agreement and the Guaranty in accordance with the terms thereof and (iv) to specific performance of this Agreement (and the Equity Commitment Letters and the Guaranty) against Parent, Merger Sub and the Equity Investor in accordance with the terms pursuant hereto and thereto shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) of the Company and the other Company Related Parties against Parent, Merger Sub, the Equity Investor, the Debt Financing Sources and any of their respective former, current, or future general or limited partners, direct or indirect stockholders or equityholders, managers, members, directors, officers, employees, Affiliates, Representatives or agents or any former, current or future general or limited partners, direct or indirect stockholders or equityholders, managers, members, directors, officers, employees, Affiliates, Representatives or agents of any of the foregoing (collectively, the “Parent Related Parties”) for any loss, cost, damage or expense suffered with respect to this Agreement, any other Transaction Document, the Guaranty, the Commitment Letters, the transactions contemplated hereby and thereby (including any breach by Parent or Merger Sub), the termination of this Agreement or any other Transaction Document, the failure of the transactions contemplated hereby and thereby to be consummated or any breach of this Agreement or any other Transaction Document by Parent or Merger Sub (whether willfully, intentionally, unintentionally or otherwise), and except as specifically provided above in this Section 8.2(f), none of the Parent Related Parties shall have any liability or obligation to the Company, its Affiliates or the other Company Related Parties under any theory relating to or arising out of this Agreement, any Transaction Documents, any other agreement executed in connection herewith or the transactions contemplated hereby or thereby or any claims or actions under applicable Law arising out of any such breach, termination or failure. Notwithstanding anything to the contrary herein, in no event will the Company be entitled to (A) payment of monetary damages (including in connection with a willful breach) in amounts in excess of the amount of the Damage Cap, (B) payment of both (x) monetary damages (including in connection with a willful breach) and (y) the Parent Termination Fee and any interest and other amounts payable pursuant to Section 8.2(d), or (C) both (x) payment of any monetary damages (including in connection with a willful breach) or the Parent Termination Fee and any interest and other amounts payable pursuant to Section 8.2(f) and (y) a grant of specific performance of this Agreement or any other equitable remedy against Parent or Merger Sub that results in the Closing. Each of the parties expressly acknowledges and agrees that (i) none of the foregoing nor anything else contained in this Agreement is intended to limit the Company’s right to seek monetary damages from Parent or Merger Sub up to the Damage Cap in the event of Parent’s or Merger Sub’s willful breach of this Agreement in circumstances in which the Parent Termination Fee is not payable and (ii) the election to pursue an injunction, specific performance or other equitable relief shall not restrict, impair or otherwise limit the Company from concurrently seeking, or seeking in the alternative, to terminate this Agreement and collect the Parent Termination Fee or monetary damages (including in connection with a willful breach) up to the Damage Cap.

(g) Each of the Parties acknowledges and agrees that (i) the Termination Payments are not intended to be penalties, but rather are liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, in the circumstances in which such Termination Payment is due and payable and which do not involve fraud or willful breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger and any other transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

ARTICLE IX

Miscellaneous and General

9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV, Section 6.9 (Employee Benefits) and Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) and any other covenant or agreement contained in this Agreement that by its terms applies in whole or in part after the Effective Time shall survive the consummation of the Merger. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10(a) (Expenses), Section 8.2 (Effect of Termination and Abandonment) and the Guaranty shall survive the termination of this Agreement in accordance with its terms. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2. Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification by Parent, Merger Sub and the Company, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided that after the receipt of the Company Stockholder Approval, no amendment shall be made that by applicable Law requires further approval by the Company’s stockholders without obtaining such further approval.

9.3. Waiver. The conditions to each of the respective Parties’ obligations to consummate the Merger and any other transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law (except to the extent specifically provided otherwise in Section 8.2).

9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by email of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

9.5. Governing Law and Venue; Waiver of Jury Trial; Specific Performance.

(a) This Agreement and any action (whether at law, in contract or in tort) that may directly or indirectly be based upon, relate to or arise out of this Agreement or any transaction contemplated hereby, or the negotiation, execution or performance hereunder shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, each of the Parties (a) expressly submits to the personal jurisdiction and venue of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware (the “Chosen Courts”), in the event any dispute between the Parties (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (b) expressly waives any claim of lack of personal jurisdiction or improper venue and any claims that such courts are an inconvenient forum with respect to such a claim, and (c) agrees that it shall not bring any claim, action or proceeding against any other Parties relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each Party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail or by overnight courier service, postage prepaid, to its address set forth in Section 9.6, such service to become effective ten (10) days after such mailing. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(b) The Parties acknowledge and agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform any of the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with their specific terms or otherwise breach or threaten to breach any such provisions. It is accordingly agreed that, at any time prior to the termination of this Agreement pursuant to Article VIII, subject to the limitations set forth therein and in this Section 9.5(b), the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, including the right of a Party to cause each other Party to consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions of this Agreement in any court referred to in Section 9.5(a) without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable or not appropriate for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. The Parties hereto agree that, notwithstanding any other provision of this Agreement to the contrary, but subject to Section 9.5(c), the Company shall be entitled to specific performance (or any other equitable relief) to cause Parent and Merger Sub to consummate the Closing on the terms set forth herein.

(c) Notwithstanding Section 9.5(b), it is explicitly agreed that the Company shall be entitled to obtain specific performance (or any other equitable relief) of Parent’s and Merger Sub’s obligation to consummate the Closing, including to cause Parent and Merger Sub to exercise their rights under the Equity Commitment Letter, to cause the Equity Financing to be funded and to consummate the Merger, if, and only in the event that:

(i) All the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied at the Closing if the Closing Date were the date of such specific performance);

(ii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing;

(iii) the Company has irrevocably confirmed in writing to Parent that (A) if specific performance were granted, and (B) if the Financing is funded, then the Company stands ready, willing and able to consummate the Closing and will take such actions that are required of the Company by this Agreement to cause the Closing to occur; and

(iv) Parent and Merger Sub have failed to consummate the Closing by the date the Closing is required to have occurred pursuant to Section 1.2.

For the avoidance of doubt, in no event shall the Company be entitled to a remedy of specific performance or other equitable remedies against any Debt Financing Source.

9.6. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission so long as there is no return error message or other notification of non-delivery received by the sender; provided that, electronic mail received after 5:00 p.m. (New York City time) shall be deemed received on the next day) or sent by a nationally recognized overnight courier service or express delivery service (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Parent or Merger Sub:

Premium Parent, LLC or Premium Merger Sub, Inc.
c/o Patient Square Capital
2884 Sand Hill Road, Suite 100
Menlo Park, CA 94025
Attention:	Neel Varshney
Kelsey Hilbrich
Adam Fliss
Email:	neel@patientsquarecapital.com
khilbrich@patientsquarecapital.com
adam@patientsquarecapital.com

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Daniel Wolf, P.C.
Maggie D. Flores, P.C.
Zach Miller
Ned Schultheis
Email:	maggie.flores@kirkland.com
daniel.wolf@kirkland.com
zach.miller@kirkland.com
ned.schultheis@kirkland.com

If to the Company:

Premier, Inc.
13520 Ballantyne Corporate Place
Charlotte, North Carolina 28277
Attention:	General Counsel
Email:	David_Klatsky@PremierInc.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:	Daniel A. Neff
Mark Gordon
Meng Lu
Email:	DANeff@wlrk.com
MGordon@wlrk.com
MLu@wlrk.com

Copies to outside counsel are for convenience only and failure to provide a copy to outside counsel does not alter the effectiveness of any notice, request, instruction or other communication otherwise given in accordance with this Section 9.6.

9.7. Entire Agreement. This Agreement (including any exhibits, annexes and schedules hereto), the other Transaction Documents and the documents and other agreements among the Parties, or any of them, as contemplated by or referred to herein, including the Company Disclosure Schedule, the Parent Disclosure Schedule and the Guaranty, together with each other agreement entered into by or among any of the Parties as of the date of this Agreement that makes reference to this Section 9.7, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter hereof.

9.8. No Third-Party Beneficiaries. Except as provided in this Section 9.8, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies of any nature hereunder, including the right to rely upon the representations and warranties set forth herein; provided that if, and only if, the Effective Time occurs, (a) the Company’s stockholders shall be third-party beneficiaries of, and entitled to rely on Section 4.1 (Effect on Capital Stock) and Section 4.2 (Exchange of Share Certificates), (b) the holders of Company Equity Awards shall be third-party beneficiaries of, and entitled to rely on, Section 4.3 (Treatment of Company Equity Awards; Company ESPP) and (c) the Indemnified Parties shall be third-party beneficiaries of, and entitled to rely on, Section 6.11 (Indemnification; Directors’ and Officers’ Insurance). The Parties further agree that the rights of third-party beneficiaries under the first proviso of this Section 9.8 shall not arise unless and until the Effective Time occurs.

9.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10. Definitions. Capitalized terms used in this Agreement have the meanings specified in Annex A.

9.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.12. Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to Article, Schedule, Section or Exhibit, such reference shall be to Article, Schedule, Section of or Exhibit to this Agreement unless otherwise indicated.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation”; the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear; the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if;” any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall mean such Law as from time to time amended, modified or supplemented.

Currency amounts referenced herein are in U.S. Dollars. Each reference to a “wholly owned Subsidiary” or “wholly owned Subsidiaries” of a Person shall be deemed to include any Subsidiary of such Person where all of the equity interests of such Subsidiary are directly or indirectly owned by such Person (other than directors qualifying shares, nominee shares or other equity interests that are required by law or regulation to be held by a director or nominee). The terms “provided to” or “made available to,” with respect to documents required to be provided by the Company to Parent or Merger Sub shall only include documents filed or furnished by the Company (i) with the SEC and that are publicly available at least one (1) day prior to the date hereof or (ii) in any virtual data rooms established by or on behalf of the Company in connection with the transactions contemplated by this Agreement (and which Parent can access). When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period is to be excluded. Unless otherwise specified in this Agreement, all references in this Agreement to any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein by reference.

(c) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

9.13. Successors and Assigns. This Agreement and the other Transaction Documents shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Parties, except that (1) Parent and Merger Sub will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement to any of their respective Affiliates or to any Debt Financing Source for purposes of creating a security interest herein as collateral in respect of the Debt Financing, and (2) prior to such time as the Company Stockholder Approval shall have been obtained, Merger Sub may assign any and all of its rights under this Agreement, by written notice to the Company, to another wholly owned direct or indirect Subsidiary of Parent to be a Constituent Corporation in lieu of Merger Sub, in which event all references to Merger Sub in this Agreement shall be deemed references to such other Subsidiary, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that (a) no assignment shall be permitted if such assignment would, or would reasonably be expected to, prevent or materially delay Parent or Merger Sub from performing their respective obligations under this Agreement or consummating the Merger and any other transactions contemplated by this Agreement, (b) no assignment shall relieve Parent of any of its obligations pursuant to this Agreement and (c) no assignment shall relieve Merger Sub of its obligations that are unperformed by its assignee. Any purported assignment in violation of this Agreement is void.

9.14. Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Parties, arising out of or relating to, this Agreement or the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by and construed in accordance with the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any such court, (d) agrees that service of process upon it in any such action shall be effective if notice is given in accordance with this Agreement, (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action brought against the Debt Financing Parties in any way arising out of or relating to, this Agreement or the Debt Financing, (f) agrees that none of the Debt Financing Parties shall have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or Representatives relating to or arising out of this Agreement or the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (subject to the last sentence of this Section 9.14) and the Company (on behalf of itself and its Subsidiaries and controlled Affiliates) waives any and all rights or claims against the Debt Financing Parties and agrees not to commence (and if commenced, agrees to dismiss or otherwise terminate) any legal action against any Debt Financing Party with respect to the foregoing, and (g) agrees that the Debt Financing Parties are express third-party beneficiaries of, and may rely upon and enforce, any of the provisions of Section 8.2(f), Section 9.5(c), Section 9.13 and this Section 9.14 and that such provisions (or any of the defined terms used herein or any other provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of Section 8.2(f), Section 9.5(c), Section 9.13 or this Section 9.14) may not be amended in a manner adverse to the Debt Financing Parties without the written consent of the Debt Financing Parties. Notwithstanding the foregoing, nothing in this Section 9.14 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any Debt Financing Party’s obligations to Parent under the Debt Commitment Letter or the rights of the Company and its Subsidiaries against the Debt Financing Parties with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

9.15. Non-Recourse. Without limiting the rights of the Company under and to the extent provided under Section 9.5, this Agreement may only be enforced against the entities that are expressly named as parties hereto (and the Guarantor in accordance with the Guaranty and any other Person named a party to any other agreement entered into in connection with the

Merger) with respect to this Agreement, the Commitment Letters or the Guaranty or the transactions contemplated hereby and thereby. Except to the extent a named party to this Agreement (and the Guarantor in accordance with the Guaranty and any other Person named a party to any other agreement entered into in connection with the Merger) (and then only to the extent of the specific obligations undertaken by such named party herein or therein, and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Company, Parent or Merger Sub under this Agreement (whether for indemnification or otherwise) or of or for any Action based on, arising out of, or related to this Agreement or the Merger; provided, however, that, notwithstanding the foregoing, nothing in this Section 9.15 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any Person’s obligations to Parent and, following the consummation of the Closing, the Company and its Subsidiaries, under the Commitment Letters.

9.16. Legal Representation. Parent, Merger Sub and the Company hereby agree that, (a) in the event that a dispute arises after the Closing between Parent, and the Surviving Corporation or any of their Affiliates, on the one hand, and any of the shareholders, officers, employees or directors of the Company or any of its Affiliates (the “Company Parties”), on the other hand, Wachtell, Lipton, Rosen & Katz (“Wachtell”) and/or Cravath, Swaine & Moore LLP (“Cravath”) may represent the Company Parties in such dispute even though the interests of the Company Parties may be directly adverse to Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates and (b) all privileged communications prior to the Closing between the Company’s shareholders, the Company or any of their respective Affiliates, directors, managers, officers, employees or Representatives, on the one hand, and Wachtell and/or Cravath, on the other hand, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute arising in connection with, this Agreement or any agreement entered into pursuant to this Agreement, or otherwise relating to the foregoing or any potential sale of the Company, shall be deemed to be privileged and confidential communications of the Company Parties and the control of the confidentiality and privilege applicable thereto shall be retained by the Company Parties and all other communications prior to the Closing between such Persons, any third parties and Wachtell and/or Cravath shall be deemed to be the confidential communications of the Company Parties. Notwithstanding the foregoing, in the event that a dispute arises among Parent, the Surviving Corporation or any of their respective Affiliates, on the one hand, and a Person other than a party to this Agreement or any other Transaction Documents or its Affiliates, on the other hand, after the Closing, Parent, the Surviving Corporation and any of their respective Affiliates may assert the attorney-client privilege to prevent disclosure to such third party of such privileged communications.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

PREMIUM PARENT, LLC

By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Authorized Signatory

PREMIUM MERGER SUB, INC.

By:	/s/ Adam Fliss
Name: Adam Fliss
Title: President

PREMIER, INC.

By:	/s/ Michael J. Alkire
Name: Michael J. Alkire
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

DEFINED TERMS

“Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the date of this Agreement; or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case, with customary provisions that are not less restrictive to such Person than the provisions of the Confidentiality Agreement.

“Acquisition Proposal” means any bona fide proposal or offer by any Person or Group with respect to (i) a merger, joint venture, partnership (other than in the ordinary course of business), consolidation, dissolution, liquidation, amalgamation, tender offer, license (other than in the ordinary course of business), recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries or assets, in each case, representing twenty percent (20%) or more of the consolidated net revenues, net income or total assets (including equity securities of the Subsidiaries of the Company) of the Company; (ii) merger, joint venture, partnership (other than in the ordinary course of business), consolidation, dissolution, liquidation, amalgamation, tender offer, recapitalization, reorganization, share exchange, business combination, issuance of securities or similar transaction, which, if consummated, would result in, any Person or Group becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of twenty percent (20%) or more of the total voting power of any class of equity securities of the Company, or those of any of its Subsidiaries; or (iii) any combination of the foregoing, in each case, other than the transactions contemplated by this Agreement.

“Action” means any civil, criminal, regulatory, or administrative action, cause of action, charge, claim, demand, litigation, suit, investigation, or audit before a Governmental Authority or tribunal, arbitration or other similar proceeding, whether in equity or at law, in contract, or in tort.

“Affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with a second Person, provided that (w) none of Parent or Merger Sub shall be deemed to be Affiliates of the Company or any Subsidiaries of the Company, (x) the Company and Subsidiaries of the Company shall not be deemed to be Affiliates of Parent or Merger Sub, in each case, for any purpose hereunder and (y) the Guarantor, the Equity Investor and their respective controlled Affiliates shall be deemed to be Affiliates of Parent and Merger Sub.

“Affiliated Group” means any affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. income Tax Law).

“Business Day” means any day ending at 11:59 p.m. (New York time) other than a Saturday or Sunday or a day on which banks in the County of New York, New York or the County of San Francisco, California, as applicable, are required or authorized to close.

“Class B Common Stock” means the Class B common stock, par value $0.01 per share, of the Company.

“Company Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of December 12, 2022, by and among the applicable Subsidiaries of the Company Subsidiaries, the lenders and other parties thereto and Wells Fargo Bank, National Association, as administrative agent, as amended from time to time.

“Company ESPP” means the 2015 Employee Stock Purchase Plan, as amended and restated effective August 4, 2020 and as amended from time to time.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Stockholder Approval” means the adoption of this Agreement by the affirmative vote of the holders representing a majority of the aggregate voting power of the outstanding Shares entitled to vote thereon, voting together as a single class.

“Company Stock Plans” means the 2023 Equity Incentive Plan, effective December 1, 2023 and the Amended and Restated 2013 Equity Incentive Plan, effective December 7, 2018.

“Debt Financing Parties” means (a) the Debt Financing Sources and their respective Affiliates and (b) the general or limited partners, shareholders, managers, members, directors, officers, employees, agents and representatives of the Persons identified in clause (a), in each case, in their respective capacities as such.

“Debt Financing Sources” means the Persons that are party to the Debt Commitment Letter (including any amendments thereto) that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or any Alternative Financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto (or with respect to any other Alternative Financing), together with their respective successor and assigns; provided that neither Parent nor any Affiliate thereof shall be a Debt Financing Source.

“Dissenting Shares” means Shares that are owned by stockholders of the Company who did not vote in favor of this Agreement or the Merger (or consent thereto in writing) and who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL.

“Environmental Law” means any Law relating to the protection of the environment, or to human health and safety as it relates to any Hazardous Substance.

“Excluded Shares” means, collectively, Shares that are to be cancelled or converted in accordance with Section 4.1(b) or Section 4.1(c) and Dissenting Shares.

“Governmental Authority” shall mean (a) any government, (b) any governmental or regulatory entity, body, department, commission, subdivision, board, administrative agency or instrumentality, (c) any court, tribunal, judicial body, or an arbitrator or arbitration panel (public or private), or (d) any non-governmental self-regulatory agency, securities exchange, commission or authority, in each of (a) through (d) whether supranational, national, federal, state, county, municipal, provincial, and whether local, domestic or foreign.

“Group” shall have the meaning given to such term under Section 13 of the Exchange Act.

“Hazardous Substance” means any material that is listed, regulated, classified or defined as hazardous, toxic or as a pollutant under any Environmental Law, including, without limitation, any petroleum compounds, asbestos, per- and polyfluoroalkyl substances or polychlorinated biphenyls.

“Health Care Laws” means any Law related to the healthcare industry applicable to the Company and its Subsidiaries, including (i) Laws related to the operation of a group purchasing organization, coding platforms, suppliers of medical equipment or products, medical equipment and pharmaceutical manufacturers, and technology or operations platforms, and (ii) Laws related to regulation of healthcare professionals, or to payment for items or services rendered, provided, dispensed, or furnished by healthcare suppliers or providers (including, but not limited to, hospitals, skilled nursing facilities, nursing homes, hospices, long term facilities, nursing facilities, assisted living facilities, physicians and pharmacists). Health Care Laws specifically include, but are not limited to, 42 U.S.C. § 1320a-7b(b) (commonly called the Anti-Kickback Statute), and all same or similar state law counterparts; the federal False Claims Act (31 U.S.C. §§ 3729 et. seq.); the Exclusion Law (42 U.S.C. § 1320a-7); the criminal false claims statutes (e.g., 18 U.S.C. §§ 287 and 1001); 42 U.S.C. §§ 1320a-7a–7b (commonly called the Civil Monetary Penalty Statute), and all same or similar state law counterparts; 42 U.S.C. § 1395nn, and all same or similar state law counterparts; the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152); HIPAA and other similar laws governing the privacy and security of health information; the federal Controlled Substances Act, 21 U.S.C. §§ 801 et seq., and all requirements to maintain Drug Enforcement Administration registration and any and all same or similar state law counterparts; the federal Food, Drug and Cosmetics Act, and all same or similar state law counterparts; all laws relating to the practice of medicine, the corporate practice of medicine, and fee splitting; any and all applicable laws governing, regulating or pertaining to the payment for healthcare related items or services including HIPAA provisions relating to standard transactions and any and all same or similar laws; all laws and relating to any government healthcare program; and the regulations promulgated pursuant to all of the statutes and laws listed or referenced above.

“HIPAA” means the United States Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d through 1329d-8), as amended by the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5), and all applicable implementing regulations, including its implementing regulations codified at 45 C.F.R. Parts 160, 162, and 164.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination, means (i) all indebtedness, liabilities and obligations, now existing or hereafter arising, for money borrowed by a Person (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees), (ii) any contingent liability for or guaranty by a Person of any such obligation of any other Person (including the pledge of any collateral or grant of any security interest by a Person in any property as security for any such liability, guaranty or obligation) or (iii) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case to the extent drawn), in the case of (i) through (iii), whether or not any of the foregoing is evidenced by any note, indenture, guaranty or agreement, but excluding all trade payables incurred in the ordinary course of business.

“Intellectual Property” means all proprietary and intellectual property rights arising in any jurisdiction throughout the world, registered or unregistered, arising under, provided by, or associated with any of the following: (i) patents and patent applications, together with all reissuances, continuations, continuations-in-part, divisionals, extensions and re-examinations thereof; (ii) trademarks, service marks, trade dress, logos, brands, trade names and other designations of source or origin, together with all goodwill associated therewith; (iii) internet domain names, uniform resource locators (URLs), and other identifiers and locators associated with Internet addresses and sites; (iv) copyrights and corresponding rights of authors in works of authorship (including in software as a work of authorship); (v) trade secrets, proprietary information, and industrial secret rights, and rights in know-how, data and confidential or proprietary business, financial, or technical information that derives independent economic value, whether actual or potential, from not being known to other persons; (vi) rights in computer programs (whether in source code, object code, or other form) (collectively, “Software”); (vii) any other similar or equivalent intellectual property or proprietary right in any jurisdiction; and (viii) any registration of or applications for any of the foregoing.

“IT Systems” means the software, mobile applications, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology and telecommunications assets, systems, and equipment, in each case, licensed by or to, owned or controlled by the Company or any of its Subsidiaries for use in the conduct of its business as it is currently conducted.

“Knowledge” means, when used with respect to the Company, the actual knowledge of the Persons listed on Section A.1 of the Company Disclosure Schedule and, with respect to Parent, the actual knowledge of the persons listed on Section A.1 of the Parent Disclosure Schedule.

“Laws” means all laws, treaties, rules, acts, rulings, judgments, statutes, ordinances, codes, regulations, decrees, injunctions and orders of any Governmental Authorities.

“Leased Real Property” means the leasehold or subleasehold interests and any other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by the Company or any of its Subsidiaries under the Real Property Leases.

“Lien” means any mortgage, lien, pledge, charge, security interest, deed of trust, U.S. Uniform Commercial Code lien, easement, or similar encumbrance in respect of any property or asset, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset, other than restrictions on transfer arising under applicable securities Laws.

“Material Adverse Effect” means any change, effect, event, occurrence, circumstance, condition, fact, state of facts or development (an “Effect”) that is or would reasonably be expected to have a materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effect resulting from the following shall constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred, is occurring or would reasonably be expected to occur: (A) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including inflation, monetary policy, commodity prices, interests rates or exchange rates, in the United States or globally, (B) changes generally affecting the industries (including seasonal fluctuations) or geographic regions in which the Company or its Subsidiaries operate in the United States or globally, (C) changes or proposed changes in U.S. GAAP or other accounting standards or interpretations or enforcements thereof or in any Law, or interpretations or enforcements thereof after the date hereof; (D) changes in any political or geopolitical, regulatory, legislative or social conditions, acts of war (whether or not declared), hostilities, sabotage, civil unrest, civil disobedience, national or international calamity, military actions or acts of terrorism, or any escalation or worsening of the foregoing; (E) weather conditions or acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, pandemics, epidemics or other outbreaks of disease, quarantine restrictions, floods, droughts or other natural disasters and force majeure events) (or escalation or worsening of any such events or occurrences, including, as applicable, subsequent wave(s)); (F) any capital market conditions, in each case in the United States or any other country or region in the world; (G) the continuation or worsening of supply chain disruptions affecting the industries, businesses or segments in which the Company and its Subsidiaries operate; (H) changes in the trading price or trading volume of Shares on Nasdaq or any other securities market or in the trading price of any other securities of the Company or any of its Subsidiaries or any suspension of trading; (I) any changes in the ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency or changes in any analyst’s recommendations or ratings with respect to the Company or any of its Subsidiaries; provided that the underlying causes may be taken into account to the extent not otherwise excluded by other clauses of this definition; (J) any failure by the Company to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings, EBITDA, cash flow or cash position or other financial, accounting or operating measures or metrics (whether such projections, forecasts, estimates or predictions were made by the Company or independent third parties) for any period; provided that the underlying causes may be taken into account to the extent not otherwise excluded by other clauses of this definition; (K) (x) the identity of Parent or Merger Sub or (y) the negotiation, announcement, pendency or consummation of this Agreement, any other Transaction Document or the Merger, including, in each case the impact thereof on relationships with customers, suppliers, distributors, partners, vendors or other Persons; (L) any action or claim made or brought by commenced by or involving any Governmental Authority or a current or former stockholder of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement, any other Transaction Document, the Merger or any other transactions contemplated by this Agreement or any other Transaction Document (provided no effect shall be given to this clause (L) for purposes of any representation or warranty in Section 5.1(d) to the extent the purpose of such representation or warranty is to address the consequences of the execution of this Agreement or the consummation of the Merger); (M) any actions or omissions by the Company or its Subsidiaries under this Agreement or taken or not taken at the request of, or with the consent of, Parent or expressly contemplated by this Agreement or any other Transaction Document; (N) any item or matter disclosed in the Company Disclosure Schedule or (O) the availability or cost of equity, debt or other financing to Parent or Merger Sub; except, in the case of clauses (A) through (G), to the extent the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected by such changes, effects, events, occurrences or developments, compared to other, similarly sized and situated companies in the industry in which the Company and its Subsidiaries operate and then solely to the extent of any such disproportionality.

“Nasdaq” means the NASDAQ Stock Market LLC.

“Permitted Liens” means: (I) Liens for current Taxes or assessments that are (x) not yet due or delinquent or (y) are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with U.S. GAAP prior to the date of this Agreement; (II) statutory liens or landlords’, carriers’, warehousemen’s, mechanics’, suppliers’, workmen’s, materialmen’s, construction or repairmen’s liens or other like Liens arising or incurred in the ordinary course of business; (III) with respect to the Leased Real Property, (w) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions that do not materially impair the use, occupancy or value of such Leased Real Property, including any other agreements, conditions or restrictions that are shown by a current title report or other similar report or listing or implied by law, including easements for streets, alleys, highways, telephone lines, power lines, and railways, and all matters of public record, (x) any conditions that would be apparent or revealed by a current survey or physical inspection, (y) zoning, building, subdivision, land use or other similar requirements or restrictions, and (z) Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the present use and operation of such property; (IV) as to any Leased Real Property, any Lien affecting solely the interest of the landlord thereunder and not the interest of the tenant thereunder that does not materially impair the use, occupancy or value of such Leased Real Property; (V) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws, social security, retirement or similar legislation, or good-faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure or appeal bonds to which such entity is a party, or deposits as security for contested Taxes in each case incurred or made in the ordinary course of business; (VI) Liens, charges, fees or assessments for business parks, industrial parks or other similar organizations not yet due or delinquent; (VII) Liens to the extent disclosed or reflected on the consolidated balance sheet of the Company for the fiscal year ended June 30, 2025 (including any notes thereto) and/or securing Indebtedness or other obligations reflected on such balance sheet or otherwise disclosed on the Company Disclosure Schedule, (VIII) Liens to be released at or prior to Closing; (IX) Liens relating to intercompany borrowings among a Person and its wholly owned subsidiaries; (X) Liens arising from purchase money security interests in the ordinary course of business; and (XI) non-exclusive licenses of Intellectual Property granted in the ordinary course of business to customers, vendors or other business partners.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

“Personal Information” means (i) any information that specifically identifies, is reasonably capable of being associated with, or could reasonably be linked with a particular individual or household; and (ii) any information that is defined as or constitutes “personal data”, “personal information” or “personally identifiable information” under, or whose processing is otherwise subject to, one or more Privacy and Security Requirements.

“PHI” means Protected Health Information (as defined in 45 C.F.R. § 160.103).

“Preferred Stock” means the preferred stock, par value $0.01 per share, of the Company.

“Privacy and Security Requirements” means, to the extent applicable to the Company and its Subsidiaries and to the extent pertaining to the privacy, data security or processing of Personal Information or PHI, all: (a) Laws; (b) contractual obligations of the Company; and (c) public policies binding on the Company.

“Real Property Leases” means the leases, subleases, licenses or other agreements, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto, under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property.

“Security Incident” means a breach of security, phishing incident, ransomware or malware attack affecting any IT Systems, including with respect to PHI and Personal Information possessed or controlled by the Company or its Subsidiaries.

“Solvent” means, with respect to any Person, that (a) the fair saleable value (determined on a going concern basis) of the assets of such Person is greater than the total amount of such Person’s liabilities (including all liabilities, whether or not reflected on a balance sheet prepared in accordance with U.S. GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed); (b) such Person is able to pay its debts and obligations in the ordinary course of business as they become due; and (c) such Person has adequate capital to carry on its businesses and all businesses in which it is about to engage.

“Specified Company RSU Award” means each Company RSU Award granted on or after August 16, 2025.

“Specified Company PSU Award” means each Company RSU Award granted on or after August 16, 2025.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries. For the avoidance of doubt, neither FFF Enterprises, Inc. nor any of the Minority Investment Business shall be considered a Subsidiary of the Company.

“Superior Proposal” means a bona fide written Acquisition Proposal (with references to “twenty percent (20%) or more” being deemed to be replaced with references to “more than fifty percent (50%)”) by a Person or Group that the Company Board (or a committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel and after taking into account such legal, financial, regulatory and other aspects of such proposal and the Person or Group making such proposal, as the Company Board (or a committee thereof) deems relevant, to be more favorable to the Company’s stockholders than the Merger (taking into account, as the Company Board deems relevant (taking into account any revisions to this Agreement made or proposed in writing by Parent pursuant to Section 6.2(d)(i) prior to the time of such determination), all legal, regulatory, financial, financing and other aspects of such proposal and, if applicable, any revisions committed to in writing by Parent pursuant to Section 6.2(d)(i)).

“Tax” or “Taxes” means all federal, state, local and foreign income, ad valorem, branch profits, capital gains, customs, disability, documentary, environmental, estimated, goods and services, impost, license, net worth, occupation, personal property, real property, registration, social security, stamp, tariffs, transfer, windfall, other profits, franchise, gross receipts, capital stock, payroll, sales, employment, unemployment, use, property, withholding, excise, value added, and other taxes of any kind imposed by a Governmental Authority, together with all interest, penalties and additions to tax imposed with respect to such amounts.

“Tax Return” means all returns and reports, declarations, claims for refunds, information returns and similar filings required to be filed with a Tax authority with respect to Taxes, including any attachments thereto and any amendments thereof.

“Transaction Documents” shall mean this Agreement, the Confidentiality Agreement, the Equity Commitment Letters, the Debt Commitment Letters and the Guaranty.

“U.S. GAAP” means United States generally accepted accounting principles.

“willful breach” means a material breach of this Agreement that results from a willful or deliberate act or failure to act by a Party that knows, or could reasonably be expected to have known, that the taking of such act or failure could result in such a material breach.

Term	Section
Agreement	Preamble
Alternative Acquisition Agreement	6.2(c)(v)
Alternative Financing	6.13(c)
Applicable Date	5.1(e)(i)
Balance Sheet Date	5.1(f)
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plans	5.1(i)(i)
Book-Entry Shares	4.1(a)

Bylaws	2.2
Cash-Out Company RSU Award	4.3(b)(i)
Certificate of Merger	1.3
Change of Recommendation	6.2(c)(v)
Charter	2.1
Chosen Courts	9.5(a)
Class A Common Stock	4.1(a)
Closing	1.2
Closing Date	1.2
Code	4.2(h)
Commitment Letters	5.2(f)(ii)
Company	Preamble
Company Board	Recitals
Company Damage Cap	8.2(e)
Company Disclosure Schedule	5.1
Company Equity Awards	4.2(b)
Company Option	4.3(a)
Company Parties	9.16
Company Permits	5.1(j)(ii)
Company PSU Award	4.3(c)(i)
Company Recommendation	5.1(c)(ii)
Company Related Parties	8.2(e)
Company Reports	5.1(e)(i)
Company RSU Award	4.3(b)(i)
Company Stockholders Meeting	6.4(a)
Company Termination Fee	8.2(b)(iii)
Confidentiality Agreement	6.6(b)
Constituent Corporations	Preamble
Continuing Employee	6.9(a)
Contract	5.1(d)(ii)
Cravath	9.16
Current ESPP Offering Periods	4.3(e)
D&O Insurance	6.11(c)
Damage Cap	8.2(f)
Debt Commitment Letter	5.2(f)(i)
Debt Financing	5.2(f)(i)
Definitive Agreements	6.13(a)
DGCL	Recitals
DOJ	6.5(b)
DTC	4.2(c)(i)
Effect	Annex A – definition of Material Adverse Effect
Effective Time	1.3
Employees	5.1(i)(i)
Equity Commitment Letter	5.2(f)(ii)
Equity Financing	5.2(f)(ii)
Equity Investor	5.2(f)(ii)

ERISA	5.1(i)(i)
Exchange Act	5.1(d)(i)
Excluded Benefits	6.9(a)
Fee Letters	5.2(f)(iii)
Final Exercise Date	4.3(e)
Financing	5.2(f)(ii)
Financing Amounts	5.2(f)(v)
FTC	6.5(b)
Guarantor	Recitals
Guaranty	Recitals
HSR Act	6.5(a)
Indemnified Parties	6.11(a)
Interim Period	6.1(a)
Intervening Event	6.2(d)(ii)
IRS	5.1(i)(i)
Labor Agreement	5.1(p)(i)
Letter of Transmittal	4.2(c)(i)
Material Contract	5.1(k)(i)
Material GPO Customers	5.1(k)(i)(G)
Material PS Customers	5.1(k)(i)(G)
Material Vendors	5.1(k)(i)(G)
material weakness	5.1(e)(ii)
Measurement Time	5.1(b)(i)
Merger	Recitals
Merger Consideration	4.1(a)
Merger Sub	Preamble
Minority Investment Business	5.1(b)(vi)
NEO	4.3(c)(i)
Order	5.1(h)
Outside Date	8.1(b)
Parent	Preamble
Parent Disclosure Schedule	5.2
Parent Related Parties	8.2(f)
Parent Termination Fee	8.2(c)
Parties	Preamble
Party	Preamble
Paying Agent	4.2(a)
Payment Fund	4.2(b)
Payoff Amount	6.18
Portfolio Company	6.5(e)
Prohibited Modifications	6.13(b)
Proxy Date	6.3(b)
Proxy Statement	6.3(a)
Regulatory Law	6.5(h)
Remedy Action	6.5(e)
Representatives	5.2(n)(i)

SEC	5.1(e)(i)
Securities Act	5.1(d)(i)
Share Certificate	4.1(a)
Shares	4.1(a)
significant deficiency	5.1(e)(ii)
Software	Annex A – definition of Intellectual Property
Specified Acquisition	6.1(e)
Surviving Corporation	1.1
Tail Period	6.11(c)
Takeover Statute	5.1(m)
Termination Payment	8.2(d)
Wachtell	9.16
WARN Act	5.1(p)(ii)